Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

B. RILEY FINANCIAL,

UNIFY MERGER SUB, INC.

AND

UNITED ONLINE, INC.

DATED AS OF MAY 4, 2016

i

ii

iii

AGREEMENT AND PLAN OF MERGER, dated as of May 4, 2016 (this “Agreement”), by and among B. Riley Financial, Inc., a Delaware corporation (“Parent”), Unify Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and United Online, Inc., a Delaware corporation (the “Company”).

WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company have approved and declared advisable the merger of Merger Sub with and into the Company (the “Merger”) with the Company continuing as the surviving corporation (the “Surviving Corporation”), upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders, (b) approved this Agreement, the Merger and the other transactions contemplated hereby in accordance with the requirements of the DGCL and (c) subject to the terms and conditions of this Agreement, resolved and agreed to recommend that the Company’s stockholders adopt this Agreement (the “Company Board Recommendation”);

WHEREAS, as an inducement for Parent and Merger Sub to enter into this Agreement, certain stockholders of the Company have simultaneously herewith entered into a Voting Agreement (each a “Company Voting Agreement” and collectively, the “Company Voting Agreements”) in connection with the Merger substantially in the form attached hereto as Exhibit A; and

WHEREAS, as an inducement for the Company to enter into this Agreement, Parent and certain affiliates of Parent, as stockholders of the Company, have simultaneously herewith entered into a Voting Agreement (the “Parent Voting Agreement,” together with the Company Voting Agreements, the “Voting Agreements”) in connection with the Merger substantially in the form attached hereto as Exhibit B.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

Article 1.
The Merger

Section 1.1      The Closing.  Subject to the terms and conditions of this Agreement, the consummation of the Merger (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 355 South Grand Avenue, Los Angeles, California, at 10:00 a.m., Eastern time, on the date which is two Business Days after the date on which all conditions set forth in Article 6 shall have been satisfied or waived in accordance with this Agreement (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or such other time and place as Parent and the Company may mutually agree.  The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

Section 1.2      The Merger.  Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time Merger Sub shall be merged with and into the Company.  As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation.

Section 1.3      Effective Time.  As soon as practicable following the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL (the date and time of such filing, or if another date and time is specified in such filing, such specified date and time, being the “Effective Time”).

Section 1.4      Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5      Certificate of Incorporation; By-laws.  At the Effective Time, the Certificate of Incorporation and the By-laws of the Surviving Corporation shall be amended in their entirety to contain the provisions set forth in the Certificate of Incorporation and the By-laws of Merger Sub, each as in effect immediately prior to the Effective Time.

Section 1.6      Directors.  The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation.  The Company shall cause each member of the Company Board to tender his or her resignation in his or her capacity as such prior to the Effective Time, with each such resignation to be effective as of the Effective Time.

Article 2.
Conversion of Securities; Exchange of Certificates and Book-Entry Shares

Section 2.1      Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

(a)        Conversion Generally.  Each share of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares), shall be converted into the right to receive $11.00 in cash (such amount, the “Per Share Merger Consideration”), payable to the holder thereof, without interest.  All such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) and any non-certificated shares of Company Common Stock represented in book-entry form (the “Book-Entry Shares”) shall thereafter represent the right to receive the Per Share Merger Consideration therefor.

(b)        Cancellation of Certain Shares.  Each share of Company Common Stock (i) held by Parent, Merger Sub or any wholly-owned subsidiary of Parent or Merger Sub (other than shares of Company Common Stock held for the benefit of customers or other third parties in the ordinary course of business, including shares held by investment funds), (ii) held in the treasury of the Company or by any wholly-owned subsidiary of the Company immediately prior to the Effective Time and (iii) that are owned by stockholders (“Dissenting Stockholders”) who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL (each, an “Excluded Share” and collectively, “Excluded Shares”) shall by virtue of the Merger, cease to be outstanding, be canceled without payment of any consideration therefor and shall cease to exist, subject to any rights the holder thereof may have under Section 2.3.

(c)        Merger Sub.  Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and be exchanged for one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

Section 2.2      Exchange of Certificates.

(a)        Exchange Agent.  On or prior to the Effective Time, Parent shall designate Computershare or another bank or trust company designated by Parent and reasonably satisfactory to the Company to act as exchange agent in the Merger (the “Exchange Agent”).  Within two (2) Business Days following the Effective Time (with respect to such cash held by the Company and the Company Subsidiaries) and on or prior to the Effective Time (with respect to all other of such cash), Parent shall deposit or shall cause to be deposited with the Exchange Agent for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article 2, through the Exchange Agent, cash in U.S. dollars in an amount sufficient to pay the aggregate Per Share Merger Consideration as provided herein (such cash, and all interest and earnings thereon, being hereinafter referred to as the “Exchange Fund”) payable pursuant to Section 2.1 in exchange for outstanding shares of Company Common Stock.  The Exchange Agent will invest the funds included in the Exchange Fund in the manner directed by Parent in (i) short term direct obligations of the United States of America with maturities of no more than thirty days, (ii) short term obligations for which the full faith and credit of the United States of America is pledged to provide for payment of all principal and interest, (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, (iv) money market funds having a rating in the highest rating from either Moody’s Investor Services, Inc. or Standard & Poor’s, (v) commercial paper obligations receiving the highest rating from either Moody’s Investor Services, Inc. or Standard & Poor’s or (vi) a combination of the foregoing.  Any interest or other income resulting from the investment of such funds shall be added to the Exchange Fund and any amounts in excess of the amounts payable under Section 2.1(a) shall be promptly returned to the Surviving Corporation. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Per Share Merger Consideration contemplated to be paid pursuant to Section 2.1 out of the Exchange Fund.  The Exchange Fund shall not be used for any other purpose.

(b)        Exchange Procedures.  Promptly after the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record of a Certificate or Book-Entry Shares (other than holders of Excluded Shares) which, in each case, were converted into a right to receive the Per Share Merger Consideration at the Effective Time pursuant to this Agreement: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificate(s) shall pass, only upon proper delivery of the Certificate(s) (or affidavit of loss in lieu of the Certificate(s) as provided in Section 2.2(f)) to the Exchange Agent and shall be in customary form) and (ii) instructions for use in effecting the surrender of the Certificate(s) (or affidavit of loss in lieu of the Certificate(s) as provided in Section 2.2(f)) or Book-Entry Shares in exchange for payment of the Per Share Merger Consideration.  Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificates as provided in Section 2.2(f)) or a Book-Entry Share for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.2(g)) which such holder has the right to receive in respect of the shares of Company Common Stock formerly represented by such Certificate or Book-Entry Share, and the Certificate or Book-Entry Share so surrendered shall forthwith be canceled.  No interest will be paid or accrued on any Per Share Merger Consideration payable to holders of Certificates or Book-Entry Shares.  In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, the Per Share Merger Consideration may be issued to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid.  Until surrendered as contemplated by this Section 2.2, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Per Share Merger Consideration.

(c)        Further Rights in Company Common Stock.  All Per Share Merger Consideration paid in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock.

(d)       Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock for one hundred eighty (180) days after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Common Stock (other than Excluded Shares) who have not theretofore complied with this Article 2 shall thereafter look only to Parent for the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.2(g)), without any interest thereon.

(e)        No Liability.  None of Parent, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any holder of shares of Company Common Stock for any cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(f)        Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate an amount in cash equal to the number of shares of Company Common Stock represented by such lost, stolen or destroyed Certificate multiplied by the Per Share Merger Consideration without any interest thereon.

(g)        Withholding.  Parent, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock, Company Options or Company RSU Awards such amounts as Parent, the Surviving Corporation or the Exchange Agent are required to deduct and withhold under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment.  If any deduction or withholding may be avoided by such Person providing information or documentation to the applicable payor, such payor shall request such information or documentation from such Person and use commercially reasonable efforts to avoid such deduction or withholding.  To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Exchange Agent and remitted to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock, Company Options or Company RSU Awards in respect of whom such deduction and withholding was made by Parent, the Surviving Corporation or the Exchange Agent.

Section 2.3      Dissenters’ Rights.  Notwithstanding anything in this Agreement to the contrary, if any Dissenting Stockholder shall properly demand to be paid the “fair value” of such holder’s shares of Company Common Stock, as provided in Section 262 of the DGCL, such shares shall not be converted into or exchangeable for the right to receive the Per Share Merger Consideration except as provided in this Section 2.3, and the Dissenting Stockholders shall be entitled to receive from the Surviving Corporation such consideration as may be determined to be due pursuant to the DGCL, unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the DGCL.  The Company shall give Parent prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable law that are received by the Company relating to stockholders’ rights of appraisal.  Parent shall have the right to direct all negotiations and proceedings with respect to any such demands.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment or approve any withdrawal of such demands.  If any Dissenting Stockholder shall fail to perfect or shall have effectively withdrawn or lost the right to dissent, the shares of Company Common Stock held by such Dissenting Stockholder shall thereupon be treated as though such shares had been converted into the Per Share Merger Consideration pursuant to Section 2.1.

Section 2.4      Stock Transfer Books.  At the Effective Time, the stock transfer books of the Company shall be closed and thereafter, there shall be no further registration of transfers of shares of Company Common Stock theretofore outstanding on the records of the Company.  From and after the Effective Time, the holders of Certificates representing shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided herein or by Law.  On or after the Effective Time, any Certificates presented to the Exchange Agent, Parent or the Surviving Corporation for transfer, shall be canceled and exchanged for the cash amount in immediately available funds to which the holder of the Certificate is entitled pursuant to this Article 2.

Section 2.5      Stock Options.  At the Effective Time, each outstanding Company Option, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash (such consideration, the “Option Consideration”), less applicable Tax withholdings, equal to the product of (a) the number of shares of Company Common Stock underlying such Company Option and (b) the excess, if any, of the Per Share Merger Consideration over the exercise price per share of such Company Option.  The Option Consideration shall be payable in a lump sum, and Parent shall use its commercially reasonable efforts to make such payments no later than the first payroll period following the Effective Time and in any event no later than thirty (30) calendar days following the Closing Date.  For the avoidance of doubt, any Company Option which has an exercise price per share that is greater than or equal to the Per Share Merger Consideration shall be canceled at the Effective Time for no consideration or payment.

Section 2.6      Company RSU Awards.  At the Effective Time, each outstanding Company RSU Award, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive (without interest) an amount in cash less applicable Tax withholdings, and Parent shall use its commercially reasonable efforts to make such payments no later than the first payroll period following the Effective Time and in any event no later than thirty (30) calendar days following the Closing Date, equal to the product of (a) the Per Share Merger Consideration, and (b) the number of shares of Company Common Stock underlying such Company RSU Award immediately prior to the Effective Time.

Section 2.7      Company ESPP.  Effective as of the day immediately prior to the Closing Date, any offering period under the Company ESPP then in progress shall automatically terminate and accumulated payroll deductions shall be used to purchase shares of Company Common Stock pursuant to the terms and conditions of the Company ESPP.  In addition, the Company (or the Company Board or appropriate committee thereof) shall take all requisite action to ensure that, as of the Effective Time, the Company ESPP is terminated.

Article 3.
Representations and Warranties of the Company

Except as set forth in (a) the Company SEC Filings (but excluding any disclosure contained in any such Company SEC Filings under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or other such disclosures that are forward looking statements or cautionary, predictive or forward-looking in nature (other than any historical factual information contained within such headings, disclosure or statements)) or (b) the Disclosure Schedule delivered by the Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Schedule”) (provided that (i) disclosure in any section of such Company Disclosure Schedule is deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on its face that such disclosure is applicable to such other section notwithstanding the omission of a reference or cross reference thereto), and (ii) the mere inclusion of an item in such Company Disclosure Schedule as an exception to a representation or warranty is not deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect), the Company represents and warrants to Parent as follows:

Section 3.1      Organization and Qualification; Subsidiaries.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Each Company Subsidiary has been duly organized, and is validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be.  Each of the Company and each Company Subsidiary has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted.  Each of the Company and each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that have not had or would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Section 3.1 of the Company Disclosure Schedule sets forth (i) a true and complete list of all of the Company Subsidiaries as of the date of this Agreement, (ii) the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary, and (iii) a true and complete list of each jurisdiction where the Company and each Company Subsidiary is organized and qualified to do business.  None of the Company or any Company Subsidiary holds an Equity Interest in any other Person.

Section 3.2      Certificate of Incorporation and By-laws.  The copies of the Company’s Amended and Restated Certificate of Incorporation (the “Company Certificate”) and Amended and Restated By-laws (the “Company By-laws”) that are listed as exhibits to the Company’s Form 10-K for the year ended December 31, 2015 (the “Company Form 10-K”) are complete and correct copies thereof as in full force and effect on the date of this Agreement.  The Company has provided to Parent prior to the date of this Agreement correct and complete copies of each Company Subsidiary’s articles of incorporation and by-laws or comparable governing documents, each as amended to the date of this Agreement, and each as so delivered is in full force and effect.  Neither the Company nor any Company Subsidiaries are in violation of any of the provisions of their respective articles of incorporation or by-laws.

Section 3.3      Capitalization.

(a)        The authorized capital stock of the Company consists of 42,857,143 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”).  As of April 22, 2016, (a) 14,947,078 shares of Company Common Stock were issued and outstanding, all of which were duly authorized, validly issued and fully paid, nonassessable and free of preemptive rights, (b) no shares of Company Common Stock were held in the treasury of the Company or by any Company Subsidiaries, (c) under the Company Stock Plans, there were 15,931,167 shares of

Company Common Stock reserved for issuance in respect of Company Options and Company RSU Awards in the aggregate and (d) under the Company ESPP, there were 1,035,680 shares of Company Common Stock reserved for issuance.  No shares of Company Preferred Stock are issued or outstanding.  Except for Company Options and Company RSU Awards, there are no options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights or other rights, agreements, arrangements, calls, commitments or rights of any character to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound relating to the issued or unissued capital stock or other Equity Interests of the Company or any Company Subsidiary, or securities convertible into or exchangeable or exercisable for such capital stock or other Equity Interests, or obligating the Company or any Company Subsidiary to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable or exercisable for such capital stock of, or other Equity Interests in, the Company or any Company Subsidiary or giving any Person a right to subscribe for or acquire, any securities of the Company or any Company Subsidiary, and no securities or obligations evidencing such rights are authorized, issued or outstanding.  Since April 22, 2016, the Company has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable or exercisable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance as set forth in this Section 3.3.  There are no outstanding contractual obligations of the Company or any Company Subsidiary (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any shares of Company Common Stock or any capital stock or other Equity Interests of the Company or any Company Subsidiary.  Each outstanding share of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by the Company or another Company Subsidiary free and clear of any Liens, other than any transfer restrictions arising under the securities Laws or the articles of incorporation or by-laws of such Company Subsidiary.  There are no outstanding contractual obligations of the Company or any Company Subsidiary to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other Person, other than guarantees by the Company of any Indebtedness or other obligations of any wholly-owned Company Subsidiary.  Upon any issuance of any shares of Company Common Stock in accordance with the terms of the applicable Company Stock Plan, such shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens.  The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(b)        Each Company Option and Company RSU Award, as applicable, (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the applicable Company Stock Plan pursuant to which it was issued, (ii) has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant and (iii) has a grant date identical to or later than the date on which it was granted.

(c)                               Except as expressly contemplated by this Agreement, there are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party or otherwise to the Company’s Knowledge with respect to the voting of any capital stock or other Equity Interests of the Company or any Company Subsidiary.

Section 3.4                        Authority.

(a)                               The Company has all necessary corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated by this Agreement and each Ancillary Agreement to which it is a party to be consummated by the Company.  The execution and delivery of this Agreement and each Ancillary Agreement by the Company and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company and no stockholder votes are necessary to authorize this Agreement or any Ancillary Agreement or to consummate the transactions contemplated hereby or thereby other than the Required Company Stockholder Approval.  At a meeting duly called and held prior to the execution and delivery of this Agreement, the Company Board has unanimously (i) determined that the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders, (ii) approved this Agreement and each Ancillary Agreement in accordance with the requirements of the DGCL, (iii) declared advisable the transactions contemplated hereby and thereby, (iv) directed that this Agreement and each Ancillary Agreement and the transactions contemplated hereby and thereby be submitted to the Company’s stockholders for approval at a meeting of such stockholders and (v) resolved and agreed to recommend that the Company’s stockholders adopt this Agreement.  Each of this Agreement and each Ancillary Agreement has been validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms (except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Law affecting the enforcement of creditors’ rights generally or by general equitable principles).

(b)                              The Company has taken all appropriate actions so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to or as a result of this Agreement or any Ancillary Agreement and the transactions contemplated hereby and thereby, including the Merger, without any further action on the part of the stockholders or the Company Board.  True and complete copies of all resolutions of the Company Board reflecting such actions have been previously provided to Parent.  No “fair price,” “moratorium,” “control share acquisition” or other similar state takeover statute or regulation (each, a “Takeover Statute”) is applicable to or purports to be applicable to the Merger or any other transaction contemplated by this Agreement or any Ancillary Agreement.

Section 3.5                        No Conflict; Required Filings and Consents.

(a)                               The execution and delivery of this Agreement and each Ancillary Agreement by the Company does not, and the performance of this Agreement and each Ancillary Agreement by the Company will not, (i) assuming the Required Company Stockholder Approval is obtained, conflict with, breach or violate any provision of the Company Certificate or Company By-laws or any equivalent organizational documents of any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 3.5(b) have been obtained and all filings and notifications described in Section 3.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected or (iii) require any consent or approval under, result in any breach or violation of or any loss of any benefit under, or constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation or acceleration of any obligations under a Lien or other encumbrance on any property or asset of the Company or any Company Subsidiary pursuant to, any note, bond, mortgage, indenture, Contract, license, Company Permit or other instrument or obligation, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults, terminations, accelerations or other occurrences which have not had or would not, individually or in the aggregate, reasonably be expected to (1) prevent or materially delay or materially impair the consummation of the Merger or (2) have a Company Material Adverse Effect.  Section 3.5 of the Company Disclosure Schedule sets forth a correct and complete list of Company Material Contracts pursuant to which consents, waivers or notices are or may be required prior to consummation of the transactions contemplated by this Agreement (whether or not subject to the exception set forth with respect to clauses (1) and (2) above).

(b)                              The execution and delivery of this Agreement and each Ancillary Agreement by the Company does not, and the performance of this Agreement and each Ancillary Agreement by the Company and the continuing operation of the business of the Company and the Company Subsidiaries as currently conducted following the Effective Time will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person, except (i)(1) the filings pursuant to Section 1.3 hereof, (2) the filing of the Proxy Statement under the Exchange Act relating to the Company Stockholder Meeting, (3) such other reports and filings under, and compliance with, the Exchange Act or the Securities Act, as may be required in connection with this Agreement and the transactions contemplated hereby, (4) the filings required by applicable local, state or foreign public utility commissions or similar local, state or foreign regulatory bodies (each a “PUC”) and the local, state or foreign Governmental Entities identified in Section 3.5(b) of the Company Disclosure Schedule pursuant to applicable Utilities Laws, and (5) the filings under, and compliance with the rules and regulations of the Exchange as may be required in connection with this Agreement and the transactions contemplated hereby, and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications to a Person, has not had or would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or materially impair the consummation of the Merger or have a Company Material Adverse Effect.

Section 3.6                        Permits; Compliance With Law.  Each of the Company and each Company Subsidiary is in possession of all Governmental Authorizations necessary for the Company and each Company Subsidiary to own, lease and operate its properties or to carry on its respective businesses substantially in the manner described in the Company SEC Filings filed prior to the date hereof and substantially as it is being conducted as of the date hereof (the “Company Permits”), and all such Company Permits are valid, and in full force and effect, except where the failure to have, or the suspension or cancellation of, or failure to be valid or in full force and effect of, any of the Company Permits has not had or would not, individually or in the aggregate, reasonably be expected to (a) prevent or materially delay consummation of the Merger or (b) otherwise be material to the Company and the Company Subsidiaries, taken as a whole.  Section 3.6 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of all such Company Permits.  None of the Company or any Company Subsidiary is in default or violation of, and the businesses of each of the Company and each Company Subsidiary have not been, since December 31, 2013, and are not being conducted in any violation of, (x) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected or (y) any Company Permits, except for any such conflicts, defaults or violations that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.  No investigation or review by any Governmental Entity with respect to the Company or any Company Subsidiary is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for any investigation or review not material to the Company and the Company Subsidiaries, taken as a whole.  To the Knowledge of the Company, no change is required in the Company’s or any Company Subsidiaries’ processes, properties or procedures in order for them to be in compliance with any applicable Laws, except for noncompliance that would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, and since December 31, 2013, the Company has not received any written notice or communication of any material noncompliance with any Laws that has not been cured.  Subject only to the filings to be made and consents to be obtained as described in Section 3.5(b), control of each Company Permit granted under the Utilities Laws may be transferred by the Company to Parent under applicable Utilities Laws in accordance with this Agreement and will continue in full force and effect thereafter, without the consent of, or the making of any filing with, any other Governmental Entity.

Section 3.7                        SEC Filings; Financial Statements.

(a)                               Since December 31, 2013, except to the extent disclosed therein, the Company has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed by it under the Securities Act or the Exchange Act, as the case may be (collectively, the “Company SEC Filings”).  Each Company SEC Filing (i) as of its date, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and any applicable rules and regulations promulgated thereunder applicable to the Company SEC Filings, and (ii) did not, at the time it was filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  No Company Subsidiary is subject to the periodic reporting requirements of the Exchange Act.

(b)                              Each of the consolidated financial statements (including, in each case, any notes thereto) contained or incorporated by reference in the Company SEC Filings was prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each presented fairly in all material respects, or in the case of Company SEC Filings filed after the date of this Agreement, will fairly present in all material respects the consolidated financial position, results of operations, comprehensive income or loss, changes in stockholders’ equity and cash flows, as applicable, of the Company, the Company Subsidiaries and the Excluded Subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal year-end adjustments).  The books and records of the Company and each Company Subsidiary have been, and are being, maintained in accordance with applicable legal and accounting requirements.

(c)                               Except as and to the extent set forth on the consolidated balance sheet of the Company and the consolidated Company Subsidiaries and Excluded Subsidiaries as of December 31, 2015, included in the Company Form 10-K for the year ended December 31, 2015, including the notes thereto, none of the Company or any consolidated Company Subsidiary or Excluded Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that (i) would reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of the Company Subsidiaries, including under any applicable Company Permits and (ii) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with GAAP, except for liabilities or obligations incurred in the ordinary course of business since December 31, 2015, and that, individually or in the aggregate, are not and would not reasonably be expected to (A) prevent or materially delay consummation of the Merger or (B) otherwise be material to the Company and the Company Subsidiaries, taken as a whole.

(d)                             The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) effective in providing reasonable assurances regarding the reliability of financial reporting for the Company and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.  The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.  Since December 31, 2013, the Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.  The Company has provided to Parent prior to the date of this Agreement a summary of any such disclosure made by management to the Company’s auditors and audit committee since December 31, 2013.  Since December 31, 2013, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company employees regarding any material and questionable accounting or auditing matters, have been received by the Company.  The Company has provided to Parent prior to the date of this Agreement a summary of all material complaints or concerns relating to other matters made since December 31, 2013 through the Company’s whistleblower hot line or equivalent system for receipt of employee concerns regarding possible violations of Law.

(e)                               The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Exchange.  Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of the Company.

Section 3.8                        Disclosure Documents.

(a)                               The Proxy Statement and any Other Filings, and any amendments or supplements thereto, when filed by the Company with the SEC, or when distributed or otherwise disseminated to the Company’s stockholders, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act, the Sarbanes-Oxley Act and other applicable Laws.

(b)                              (i) The Proxy Statement, as supplemented or amended, if applicable, at the time such Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company, at the time such stockholders vote on adoption of this Agreement, and at the Effective Time and (ii) any Other Filings or any supplement or amendment thereto, at the time of the filing thereof and at the time of any distribution or dissemination thereof, in each case, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements therein based on information supplied by Parent or Merger Sub for inclusion in the Proxy Statement.

Section 3.9                        Absence of Certain Changes or Events.  Since December 31, 2015, except as specifically contemplated by this Agreement, the Company and each Company Subsidiary has conducted its businesses in the ordinary course consistent with past practice and, since such date, there has not been:

(a)                               any change in the financial condition, properties, assets, liabilities, business or results of their operations or any circumstance, occurrence or development (including any adverse change with respect to any circumstance, occurrence or development existing on or prior to December 31, 2015) of which the Company has Knowledge which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(b)                              (1) any increase in the compensation payable or to become payable to its officers or employees whose aggregate annual target cash compensation opportunity is greater than $150,000 (except for increases in the ordinary course of business and consistent with past practice) or (2) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Laws and employment offer letters that are terminable at will with no further liability to the Company or any Company Subsidiary;

(c)                               any action taken by the Company or any Company Subsidiary during the period from January 1, 2016 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.1; or

(d)                             any agreement to do any of the foregoing.

Section 3.10                Employee Benefit Plans.

(a)                               Section 3.10(a) of the Company Disclosure Schedule sets forth, as of the date hereof, each material Plan.  For purposes of this Agreement, “Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each compensation, bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, retention, employment, change-in-control, collective bargaining, profit sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other fringe or employee benefit plan, program or arrangement, whether or not in writing and whether or not funded, in each case, for the benefit of current or former employees, directors or consultants (or any dependent or beneficiary thereof) of the Company or any Company Subsidiary or with respect to which the Company or any Company Subsidiary may have any obligation or liability (whether actual or contingent).  With respect to each material Plan, the Company has made available to Parent correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) all plan documents, summary plan descriptions, summaries of material modifications, and amendments related to such plans and any related trust agreement, (ii) the most recent Form 5500 Annual Report, (iii) the most recent audited financial statement and actuarial valuation, (iv) all material filings and correspondence with any Governmental Entity, and (v) all material related agreements, insurance contracts and other agreements which implement each such Plan.

(b)                              Each Plan that is intended to be qualified under Section 401(a) of the Code either has received a favorable determination letter from the IRS or may rely upon a favorable prototype opinion letter from the IRS as to its qualified status, and, to the Knowledge of the Company, nothing has occurred since the date of the latest favorable determination letter or prototype opinion letter, as applicable, that would reasonably be expected to adversely affect the qualification of any such Plan.  To the Knowledge of the Company, each Plan and any related trust complies in all material respects, and has been maintained and administered in compliance in all material respects, with its terms and ERISA, the Code and other applicable Laws.  Other than routine claims for benefits, there are no material Actions, governmental audits or investigations that are pending or, to the Knowledge of the Company, threatened against or involving any Plan or asserting any rights to or claims for benefits under any Plan.

(c)                               No Plan is a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or other pension plan subject to Title IV of ERISA or Section 412 of the Code, and neither the Company nor any of its ERISA Affiliates sponsors, maintains, or contributes to, or has, within the past six (6) years, sponsored, maintained or contributed to, a Multiemployer Plan or other pension plan subject to Title IV of ERISA or Section 412 of the Code.

(d)                             No Plan provides for post-retirement or other post-employment welfare benefits (other than as required by health care continuation coverage as required by Section 4980B of the Code or any similar state law (“COBRA”) or ERISA, coverage through the end of the calendar month in which a termination of employment occurs or an applicable employment agreement or severance agreement, plan or policy requiring the Company to pay or subsidize COBRA premiums for a terminated employee for up to twenty-four months following the employee’s termination).

(e)                               Each Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in all material respects in compliance with, Section 409A of the Code and the guidance issued by the Internal Revenue Service provided thereunder.

(f)                                None of the execution and delivery by the Company of this Agreement, stockholder adoption of or other approval of this Agreement or the consummation of the transactions contemplated hereby will (either alone or upon occurrence of any additional or subsequent events):  (i) entitle any current or former employee, consultant or director of the Company or any Company Subsidiary or any group of such employees, consultants or directors to any payment of, or increase in, severance pay or benefits or other compensation, (ii) increase the amount of compensation or benefits due to any such employee, consultant or director, or (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit.

(g)                              None of the execution and delivery by the Company of this Agreement, stockholder adoption of or other approval of this Agreement or the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, result in the payment to any disqualified individual of the Company of any amount that could, individually or in combination with any other such payment, reasonably be expected to constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.  Neither the Company nor any Company Subsidiary has any obligation to provide, and no Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

(h)                              No Plan is maintained outside the jurisdiction of the United States or covers any employees, consultants or directors of the Company or any Company Subsidiary who reside or work outside of the United States.

Section 3.11                Labor and Other Employment Matters.

(a)                               Neither the Company nor any of the Company Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened proceeding alleging that the Company or any Company Subsidiary has engaged in any material unfair labor practice under any Law.  There is no pending or, to the Knowledge of the Company, threatened labor strike, dispute, walkout, work stoppage, slowdown or lockout with respect to employees of the Company or any Company Subsidiary, and no such strike, dispute, walkout, slowdown or lockout has occurred within the past three (3) years.  Neither the Company nor any of the Company Subsidiaries is a party to any collective bargaining agreement, and there are no labor unions or other organizations representing, or, to the Knowledge of the Company purporting to represent or attempting to represent, any employee of the Company or any Company Subsidiary.

(b)                              The Company and each of the Company Subsidiaries is in compliance with all applicable Laws relating to employment, including Laws relating to employee classification, discrimination, hours of work and the payment of wages or overtime wages, except for noncompliance that would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole.

Section 3.12                Contracts; Debt Instruments.

(a)                               As of the date hereof, except as filed as exhibits to the Company SEC Filings filed prior to the date of this Agreement or with respect to a Contract that is no longer in effect or a Plan, none of the Company or any Company Subsidiary is a party to any Contract, and none of the Company or any Company Subsidiary or any of their properties is bound by a Contract, in each case, that falls into any of the following categories:

(i)                                  any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)                              relating to or reflecting the formation, creation, ownership, operation, management or control of any joint venture, partnership or similar arrangement, including arrangements for the sharing of revenue, profits, losses, costs or liabilities from operations relating to such arrangements;

(iii)                          involving the acquisition from another Person or disposition to another Person, directly or indirectly (by merger, license or otherwise), other than any acquisition or disposition of inventory, supplies, fixtures and IT Assets in the ordinary course of business consistent with past practices, of assets, properties, capital stock or Equity Interests of another Person, including Contracts for any such acquisition or disposition which has already been consummated that contains representations, warranties, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations), in each case, that are still in effect;

(iv)                          involving (A) the payment by the Company or any Company Subsidiary of amounts of more than $500,000 during the 12 month period preceding the date of this Agreement or (B) the receipt by the Company or any Company Subsidiary of amounts of more than $500,000 during the year ended December 31, 2015;

(v)                              relating to Indebtedness for borrowed money or any financial guaranty;

(vi)                          that contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to the Company, any Company Subsidiary or any of the Company’s current or future Affiliates, or which restricts the conduct of any line of business by the Company or any Company Subsidiary or any of the Company’s current or future Affiliates (including, but not limited to Contracts containing “most favored nation” provisions), or any geographic area in which the Company, any Company Subsidiary or any of the Company’s current or future Affiliates may conduct business;

(vii)                      under which the Company or any of the Company Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants;

(viii)                  that prohibits or materially limits the right of the Company or any Company Subsidiary to make, sell or distribute any products or services or use, transfer, license, distribute or enforce any Material Intellectual Property rights;

(ix)                          for lease of personal property or real property involving aggregate payments in excess of $1,000,000 in any calendar year that are not terminable within sixty (60) days;

(x)                              under which (A) the Company or any of the Company Subsidiaries grants to a Third Party a license or any other right to use any Intellectual Property or (B) a Third Party grants to the Company or any of the Company Subsidiaries a license or any other right to use any Intellectual Property, in each case, that is material to the businesses of the Company or the Company Subsidiaries, except for (x) licenses granted to the Company or any of the Company Subsidiaries for generally commercially available, non-customized Software entered into in the ordinary course of business and (y) licenses related exclusively to the MyPoints Subsidiary or the StayFriends Subsidiaries;

(xi)                          between the Company or any Company Subsidiary and any executive officer, director or Affiliate of the Company or any Company Subsidiary, or any Affiliate, relative or spouse of any such officer, director or Affiliate of any Person beneficially owning five percent (5%) or more of the outstanding Company Common Stock;

(xii)                      containing any standstill or similar agreement pursuant to which the Company or any Company Subsidiary has agreed not to acquire assets or securities of another Person;

(xiii)                  providing for indemnification by the Company or any Company Subsidiary of any Person, excluding indemnities contained in Contracts for the purchase, sale or license of products, services or Intellectual Property in the ordinary course of business consistent with past practice and that are not material to the Company and the Company Subsidiaries, taken as a whole; and

(xiv)                  containing a put, call or similar right pursuant to which the Company or any Company Subsidiary could be required to purchase or sell, as applicable, any Equity Interests of any Person or assets;

Each Contract of the type described in this Section 3.12(a), whether or not set forth in Section 3.12 of the Company Disclosure Schedule, other than a Plan, is referred to herein as a “Company Material Contract.”

(b)                              Each Company Material Contract is valid and binding on the Company and each Company Subsidiary party thereto and, to the Company’s Knowledge, each other party thereto, and in full force and effect (except to the extent that such Company Material Contract’s enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Law affecting the enforcement of creditors’ rights generally or by general equitable principles), and the Company and each Company Subsidiary has in all material respects performed all obligations required to be performed by it under each Company Material Contract.  There has been no violation or default under any Company Material Contract or any other Contract to which it is a party or by which it or any of its properties or assets is bound, and, to the Company’s Knowledge, no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any Company Subsidiary, except for violations or defaults that have not or would not, individually or in the aggregate, reasonably be expected to (1) prevent or materially delay or materially impair the consummation of the Merger or (2) be material to the Company and the Company Subsidiaries, taken as a whole.

Section 3.13                Litigation.  (a) There is no material Action pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary and (b) none of the Company or any Company Subsidiary is subject to any outstanding Order.

Section 3.14                Real Property.

(a)                               Neither the Company nor any Company Subsidiaries owns any fee interest in real property.

(b)                              Section 3.14(b)(i) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of all Leased Real Property.  Except as set forth on Section 3.14(b)(ii) of the Company Disclosure Schedule, each lease, sublease, sub-sublease, license or other Contract for Leased Real Property (each, a “Company Lease”) is valid and binding on the Company and each Company Subsidiary party thereto and, to the Company’s Knowledge, each other party thereto, and in full force and effect, and none of the Company or any Company Subsidiary is in breach of or default under such lease or sublease in any material respect, and, to the Knowledge of the Company, no event has occurred and remains uncured which, with notice, lapse of time or both, would constitute a breach or default by any of the Company or any Company Subsidiary in any material respect or permit termination, modification or acceleration by any Third Party thereunder.

Section 3.15                Intellectual Property.

(a)                               Section 3.15(a) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of all Registered Intellectual Property owned by the Company or any Company Subsidiary, indicating for each item the registration or application number, registration or application date and the applicable filing jurisdiction (or in the case of an internet domain name, the applicable domain name registrar).  All of the Registered Intellectual Property required to be included on Section 3.15(a) of the Company Disclosure Schedule is (i) subsisting and, to the Company’s Knowledge, valid and enforceable and (ii) not the subject of any pending, or to the Company’s Knowledge, threatened Action.

(b)                              The Company and the Company Subsidiaries own solely and exclusively all Intellectual Property that the Company and the Company Subsidiaries own or purport to own, free and clear of Liens (other than Permitted Liens) (“Company Intellectual Property”).

(c)                               The Company owns or has the defensible right to use, whether through ownership, licensing or otherwise, all Intellectual Property necessary for the businesses of the Company and each Company Subsidiary in the same manner as such businesses are conducted on the date hereof (“Material Intellectual Property”); provided, however, that this representation and warranty shall not be construed as a representation and warranty of non-infringement.  Except as set forth in Section 3.15(c) of the Company Disclosure Schedule or except has not or as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole:  (i) no written claim of invalidity or conflicting ownership rights with respect to any Material Intellectual Property has been made by a Third Party and no such Material Intellectual Property is the subject of any pending or, to the Company’s Knowledge, threatened Action; and (ii) the execution, delivery and performance of this Agreement and each Ancillary Agreement by the Company and the consummation of the transactions contemplated hereby and thereby will not breach, violate or conflict with any instrument or agreement concerning any Material Intellectual Property, will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any of the Material Intellectual Property or impair the right of Parent or the Surviving Corporation to make, use, sell, license or dispose of, or to bring any Action for the infringement of, any Material Intellectual Property.

(d)                             To the Company’s Knowledge, the conduct of the business of the Company and the Company Subsidiaries does not infringe, constitute misappropriation or otherwise violate, and has not infringed, constituted misappropriation or otherwise violated within the past two (2) years, any Intellectual Property of any Third Party.  There is no Action pending or, to the Company’s Knowledge, threatened against, or written notice (including “cease and desist” letters and invitations to license that have not been resolved to the reasonable satisfaction of the Company or the Company Subsidiaries) received by, the Company or the Company Subsidiaries alleging that the conduct of the business of the Company and the

Company Subsidiaries infringes, constitutes misappropriation or otherwise violates the Intellectual Property of a Third Party.  To the Company’s Knowledge, no Third Party is infringing, misappropriating or otherwise violating any Company Intellectual Property.

(e)                               The Company and each Company Subsidiary has taken commercially reasonable measures to protect the confidentiality of all Trade Secrets included in the Company Intellectual Property and, to the Company’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any Third Party except pursuant to written, valid and appropriate non-disclosure or license agreements which, to the Company’s Knowledge, have not been breached.

(f)                                The Company and the Company Subsidiaries have obtained from all parties (including current or former employees, officers, directors, consultants and contractors) who have created or developed any portion of, or otherwise who would have any rights in or to, any Company Intellectual Property or Company Software written, valid and enforceable assignments in favor of the Company or such Company Subsidiary of all such Intellectual Property and Software.

(g)                              The IT Assets (i) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company and each Company Subsidiary in connection with its business, (ii) have not materially malfunctioned or failed within the past two (2) years, (iii) are free from material bugs or other defects, and (iv) to the Company’s Knowledge, do not contain any Malicious Code.  To the Company’s Knowledge, no Third Party has gained unauthorized access to the IT Assets during the past two (2) years in a manner that has resulted or could reasonably be expected to result in material liability to the Company or the Company Subsidiaries or an unauthorized disclosure of any Trade Secrets or other confidential data or materials of the Company, the Company Subsidiaries or any of their respective employees or customers (including any Personally Identifiable Information).  Each of the Company and the Company Subsidiaries has implemented and maintain commercially reasonable security, backup and disaster recovery technologies and processes.

(h)                              The Company and each of the Company Subsidiaries have complied with all contractual and fiduciary obligations relating to the collection, storage, use, transfer and any other processing of any Personally Identifiable Information collected or used by the Company or any Company Subsidiary in any manner, or to the Company’s Knowledge, maintained by third parties having authorized access to such information.  The Company and each of the Company Subsidiaries have taken commercially reasonable steps (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) to protect all Personally Identifiable Information against loss and unauthorized access, use, modification or disclosure.

(i)                                  Section 3.15(i) of the Company Disclosure Schedule contains a complete and correct list of all (i) Software owned by the Company or any Company Subsidiary (“Company Software”) and (ii) Software licensed to the Company or the Company Subsidiaries, in each case, which is material to the conduct of the Company’s or any Company Subsidiary’s business and excluding (x) licenses granted to the Company or any of the Company Subsidiaries for generally commercially available, non-customized Software entered into in the ordinary course of business and (y) licenses related exclusively to the MyPoints Subsidiary or the StayFriends Subsidiaries.  The Company or a Company Subsidiary owns the entire right, title and interest in the Company Software required to be listed in Section 3.15(i) of the Company Disclosure Schedule, free and clear of Liens (except for Permitted Liens).

(j)                                  No Company Software is subject to any obligation or condition under any license that is or was identified as an open source license by the Open Source Initiative (www.opensource.org/) that (i) imposes a requirement or condition that the licensee or any Third Party grant a license under its patent rights, (ii) would require that any Company Software: (A) be disclosed or distributed in source code form; (B) be licensed for the purpose of making modifications or derivative works; or (C) be redistributable at no charge, or (iii) would impose a limitation, restriction or condition on the use, distribution or control of all or any portion of the Company Software.

(k)                              No source code for any Company Software has been delivered, licensed, made available to, or otherwise accessed by, any escrow agent or other Third Party who was not, as of such time, (i) an employee or contractor of the Company or a Company Subsidiary, and (ii) subject to a confidentiality agreement with or similar confidentiality obligation to, the Company or a Company Subsidiary. None of the Company or Company Subsidiaries has any duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any Company Software to any escrow agent or other Third Party. To the Company’s Knowledge, no event has occurred, and no circumstance or condition exists, that will, or would reasonably be expected to, result in an obligation of any of the Company or Company Subsidiaries to deliver, license, or disclose the source code for any Company Software to any Third Party.

Section 3.16                Taxes.

(a)                               The Company and each Company Subsidiary has (i) timely filed all material Tax Returns with the appropriate taxing authority required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects, and (ii) paid all Taxes that are shown as due on such filed Tax Returns or provided adequate reserves in accordance with GAAP in their financial statements for any material Taxes that have not been paid.

(b)                              There are no audits or other administrative proceedings or court proceedings presently pending with regard to any material Taxes or Tax Returns of the Company or any Company Subsidiary and none of the Company or any Company Subsidiary has received a written notice or announcement of any audits or proceedings.  No requests for waivers of time to assess any material Taxes are pending and none of the Company or any Company Subsidiary has waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open Tax year.

(c)                               There are no material Tax Liens upon any property or assets of the Company or any Company Subsidiary except Liens for current Taxes not yet due and payable and Liens for Taxes that are being contested in good faith by appropriate proceedings.

(d)                             The Company and each Company Subsidiary has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other Third Party.

(e)                               None of the Company or any Company Subsidiary is responsible for the Taxes of any other Person (other than the Company or any Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, or otherwise.

(f)                                None of the Company or any Company Subsidiary has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355 of the Code.

(g)                              None of the Company or any Company Subsidiary is a party to, is bound by or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar Contract or arrangement (other than customary gross-up or indemnification provisions in credit, derivatives, leases and similar agreements entered into in the ordinary course of business).

(h)                              None of the Company or any Company Subsidiary has “participated” within the meaning of Treasury Regulation Section 1.6011-4(c)(3)(i)(A) in any “listed transaction” within the meaning of 6011 of the Code and the Treasury Regulations thereunder, as in effect and as amended by any guidance published by the IRS for the applicable period.  The Company and each Company Subsidiary has properly disclosed (A) all reportable transactions that it has entered into, if any, as required by Treasury Regulation Section 1.6011-4; and (B) all uncertain tax positions reflected in its financial accounting tax accrual workpapers, if any, as required by Treasury Regulation Section 1.6012-2(a)(4).

(i)                                  There are no closing agreements, private letter rulings, technical advance memoranda or similar agreement or rulings that have been entered into or issued by any Taxing authority with respect to the Company or any Company Subsidiary which are still in effect as of the date of this Agreement.

Section 3.17                Insurance.  Section 3.17 of the Company Disclosure Schedule lists, as of the date of this Agreement, all policies (“Insurance Policies”) of liability, property, fire, casualty business interruption, product liability, sprinkler and water damage and other forms of insurance owned or held by the Company and each Company Subsidiary, copies of which have previously been made available to Parent.  All Insurance Policies are with reputable insurance carriers, provide full and adequate coverage for all material normal risks incident to the business of the Company and the Company Subsidiaries and their respective properties and assets and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards.  As of the date of this Agreement, each Insurance Policy is in full force and effect.  All premiums due and payable under any Insurance Policy have been paid, and no written notice of cancellation or termination has been received with respect to any such Insurance Policy.

Section 3.18                Environmental Matters.  To the Knowledge of the Company, the Company and the Company Subsidiaries are and, since December 31, 2013, have been in compliance with all Environmental Laws, except for any such instance of non-compliance that has not had or would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  The Company and the Company Subsidiaries hold all permits required under applicable Environmental Laws to permit the Company and the Company Subsidiaries to operate their assets in a manner in which they are now operated and maintained and to conduct the business of the Company and the Company Subsidiaries as currently conducted, except where the absence of any such permit would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Except for such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect (i) to the Company’s Knowledge, no property currently operated by the Company or any Company Subsidiary (including soils, groundwater, surface water, buildings or other structures) is contaminated with any Hazardous Materials; (ii) to the Company’s Knowledge, no property formerly owned or operated by the Company or any Company Subsidiary was contaminated with any Hazardous Materials during or prior to such period of ownership or operation; (iii) neither the Company nor any Company Subsidiary is subject to liability for any Hazardous Materials disposal or contamination on any Third Party property; (iv) neither the Company nor any Company Subsidiary is subject to any Order or other arrangement with any Governmental Entity or any indemnity or other agreement with any Third Party relating to liability under any Environmental Law or relating to Hazardous Materials; (v) neither the Company nor any Company Subsidiary has engaged in any activities involving the generation, use, handling or disposal of any Hazardous Materials; and (vi) to the Knowledge of the Company, there are no other circumstances or conditions involving the Company or any Company Subsidiaries that would reasonably be expected to result in any liability pursuant to any Environmental Law.  There are no written claims, demands, letters or notices of violation pending, or, to the Knowledge of the Company, issued to or threatened against the Company or any Company Subsidiary relating to any matter that has not been remediated, and there are no written requests for information alleging violations of or liability under any Environmental Law.  The Company has delivered to Parent copies of all environmental reports, studies, assessments, sampling data and other environmental information in its possession relating to Company or the Company Subsidiaries in their respective current and former properties or operations.

Section 3.19                Public Utility Laws.

(a)                               The Company and the Company Subsidiaries are and, since December 31, 2013, have been in compliance, in all material respects, with applicable Utilities Laws.  No investigation, review or proceeding by any PUC with respect to any actual or alleged material violation of Utilities Laws by the Company or any Company Subsidiary is pending or, to the Company’s Knowledge, threatened, nor has the Company or any of the Company Subsidiaries received any oral or written notice from any PUC indicating an intention to conduct the same.

(b)                              There is no Action pending or, to the Company’s Knowledge, threatened, that: (i) questions or contests the validity of, or seeks the revocation, non-renewal or suspension of, any Company Telecom Permit; or (ii) seeks the imposition of any material condition, administrative sanction, modification or amendment with respect to any Company

Telecom Permit, other than such condition, modification, or amendment that would also be imposed on similarly situated holders of such Company Telecom Permits.  No express or implied consent under any of the Company Telecom Permits is required to be obtained under applicable Utilities Laws in connection with the consummation of the Merger and the other transaction contemplated by this Agreement; provided, that, to the Company’s Knowledge, the Federal Communications Commission does not require consent for transfer of control of a provider of mobile broadband and the parties agree that they will not seek such consent.

(c)                               The Company and Company Subsidiaries have filed all forms, reports, documents and paid all contributions and fees, required by the Utilities Laws applicable to the business of the Company and Company Subsidiaries, except where any failure to have filed such reports and paid such contributions and fees would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries taken as a whole, and all such filings were accurate in all material respects.  There is not pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary any material audits, examinations, investigations, or other proceedings in respect of the reporting and payment of any such contributions or fees.

Section 3.20                Trade Practices.  To the Knowledge of the Company, none of the Company or any Company Subsidiaries have engaged in unfair competition or trade practices or any false or misleading advertising practices under the laws of any jurisdiction in which the Company or any Company Subsidiaries operates or markets any of its products or services.

Section 3.21                Assets.  As of the date hereof and as of immediately following the Effective Time, the assets owned, leased or licensed by the Company and the Company Subsidiaries are sufficient in all material respects to carry on the dial-up service, mobile broadband and DSL businesses as such businesses are conducted by the Company and the Subsidiaries as of the date hereof.  None of the assets of the Company conveyed or to be conveyed pursuant to the MyPoints Transaction or the StayFriends Transaction are used in or necessary to the operation of the Company’s dial-up service, mobile broadband and DSL businesses.

Section 3.22                Opinion of Financial Advisors.  On or prior to the date of this Agreement, JMP Securities, Inc. (the “Company Financial Advisor”) to the effect that, as of the date of such opinion and based upon, and subject to the factors and assumptions set forth therein, the Per Share Merger Consideration to be received by the holders of Company Common Stock (other than Parent or its Affiliates) in the Merger is fair to such holders from a financial point of view, and such opinion has not been withdrawn, revoked or modified.

Section 3.23                Minute Books.  The Company has made available to Parent correct and complete copies of the minutes of all meetings of the stockholders and, to the extent adopted by the Company Board, correct and complete copies of the minutes of all meetings of the Company Board and each committee of the Company Board, held since January 1, 2014; provided, that the Company shall not be obligated to make available any minutes of meetings related to matters covered by attorney-client privilege, but to the extent that such minutes relate to such matters, the Company has made available redacted copies thereof.

Section 3.24                Vote Required.  The affirmative vote of the holders of a majority of the outstanding Company Common Stock (the “Required Company Stockholder Approval”) is the only vote of the holders of any class or series of capital stock or other Equity Interests of the Company necessary to approve the Merger.

Section 3.25                Brokers.  No broker, finder or investment banker (other than the Company Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any Company Subsidiary.  The Company has heretofore made available to Parent a true and complete copy of all agreements between the Company and the Company Financial Advisor pursuant to which such firm would be entitled to any payment relating to the Merger or any other transaction contemplated by this Agreement or any Ancillary Agreement.

Section 3.26                Indebtedness.  As of the date of this Agreement, the Company and the Company Subsidiaries have no Indebtedness.

Section 3.27                Company Cash.  As of the date of this Agreement, the Company’s and the Company Subsidiaries’ Cash and Cash Equivalents are held in U.S. dollars.  As of the date of this Agreement, there are no (a) Liens applicable to the Company’s or the Company Subsidiaries’ Cash and Cash Equivalents or (b) any other restrictions that would be reasonably be likely to impair the use thereof to pay the Total Merger Consideration.

Section 3.28                Solvency.  Assuming (a) satisfaction of the conditions to Parent’s and Merger Sub’s obligation to consummate the Merger, the Merger and the other transactions contemplated by this Agreement (including all fees, expenses and other amounts required to be paid in connection with this Agreement on or before the Closing Date), (b) the accuracy of the representations and warranties of Parent and Merger Sub set forth in Article 4 in all material respects, (c) the performance by the Company of its obligations under Section 5.1, (d) payment of all amounts required to be paid in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and (e) payment of all related fees and expenses, the Surviving Corporation and its Subsidiaries, taken as a whole, will not, as of the Effective Time and immediately after consummation of the Merger and the other transactions contemplated by this Agreement (i) be insolvent (either because its financial condition is such that the sum of its debts, including contingent and other liabilities, is greater than the fair value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts, including contingent and other liabilities, as they mature); (ii) have unreasonably small capital for the operation of the businesses in which it is engaged or proposed to be engaged; or (iii) have incurred debts, including contingent and other liabilities, beyond its ability to pay them as they become due.

Section 3.29                No Other Representations and Warranties.  Except for the representations and warranties set forth in this Article 3 or in any certificate delivered by the Company to Parent and Merger Sub (and notwithstanding the delivery of a disclosure to Parent or its Representatives of any documentation, projections, estimates, budgets or other information), neither the Company nor the Company Subsidiaries nor any other Person makes or has made any express or implied representation or warranty, at law or in equity, with respect to the Company or the Company Subsidiaries or any of the Company’s or the Company

Subsidiaries’ respective businesses, assets, liabilities, operations, prospects or condition (financial or otherwise) or with respect to any other information provided to Parent or Merger Sub in connection with the Merger or the other transactions contemplated hereby.  Except for the representations and warranties set forth in Article 3 or in any certificate delivered by the Company to Parent and Merger Sub, Parent and Merger Sub specifically disclaim that they are relying upon or have relied upon any representations or warranties, and acknowledge and agree that the Company has specifically disclaimed and does hereby specifically disclaim any express or implied representation or warranty made by any Person other than those set forth in this Article 3 or in any certificate delivered by the Company to Parent and Merger Sub.

Article 4.
Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1                        Organization and Qualification; Subsidiaries.  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted.  Each of Parent and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.2                        Authority.  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated by this Agreement and each Ancillary Agreement to be consummated by it.  The execution and delivery of this Agreement and each Ancillary Agreement to which it is a party by each of Parent and Merger Sub, as applicable, and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action (including approval by Parent as the sole stockholder of Merger Sub), and no other corporate proceedings on the part of Parent and Merger Sub and no other stockholder votes are necessary to authorize this Agreement or any such Ancillary Agreement or to consummate the transactions contemplated hereby or thereby.  Each of this Agreement and each Ancillary Agreement to which Parent or Merger Sub is a party has been validly executed and delivered by Parent and Merger Sub, as applicable and constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their terms (except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Law affecting the enforcement of creditors’ rights generally or by general equitable principles).

Section 4.3                        No Conflict; Required Filings and Consents.

(a)                               The execution and delivery of this Agreement and each Ancillary Agreement to which Parent or Merger Sub is a party do not, and the performance thereof by Parent and Merger Sub will not, (i) conflict with, breach or violate any provision of the Certificate of Incorporation or By-laws of Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.3(b) have been obtained and all filings and notifications described in Section 4.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or Merger Sub or any other subsidiary of Parent (each a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”) or by which any property or asset of Parent, Merger Sub or any Parent Subsidiary is bound or affected or (iii) result in any breach or violation of, any loss of any benefit under, constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation or acceleration of any obligations under a Lien or other encumbrance on any property or asset of Parent, Merger Sub or any Parent Subsidiary pursuant to any note, bond, mortgage, indenture, Contract, license, permit, other instrument or obligation, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults, terminations, accelerations or other occurrences which have not had or would not, individually or in the aggregate, reasonably be expected to (1) prevent or materially delay or materially impair the consummation of the Merger or (2) have a Parent Material Adverse Effect.

(b)                              The execution and delivery of this Agreement and each Ancillary Agreement to which Parent or Merger Sub is a party do not, and the performance hereof and thereof by Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or other Person, except (i) the filings pursuant to Section 1.3 hereof, (ii) such reports and filings under, and compliance with, the Exchange Act or the Securities Act, as may be required in connection with this Agreement and the transactions contemplated hereby and (iii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, have not had or would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or materially impair the consummation of the Merger or have a Parent Material Adverse Effect.

Section 4.4                        Litigation.  As of the date hereof, (a) there is no Action pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub and (b) neither Parent nor Merger Sub is subject to any outstanding Order which, in the case of (a) or (b), has had or would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect and except as set forth in the registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents filed or otherwise furnished (as applicable) with the SEC by Parent since December 31, 2013, prior to the date hereof.

Section 4.5                        Disclosure Documents.  The information with respect to Parent and Merger Sub that Parent or Merger Sub furnishes to the Company specifically for use in the Proxy Statement or any Other Filings will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading (a) in the case of the Proxy Statement, as supplemented or amended, if applicable, at the time such Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company, at the time such stockholders vote on adoption of this Agreement, and at the Effective Time and (b) in the case of any Other Filings, or any supplement or amendment thereto, at the time of the filing thereof and at the time of any distribution or dissemination thereof.

Section 4.6                        Merger Sub; No Prior Activities.

(a)                               Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.

(b)                              Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement and each Ancillary Agreement, Merger Sub has not and will not have incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 4.7                        Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger.

Section 4.8                        Sufficiency of Funds.  Parent and Merger Sub will have, immediately after the Effective Time, together with the Cash and Cash Equivalents of the Company and the Company Subsidiaries, sufficient unrestricted funds on hand or committed lines of credit or other sources of immediately available funds to consummate the Merger and to satisfy their respective obligations under this Agreement, including for the payment of the Total Merger Consideration.  Each of Parent and Merger Sub understands and acknowledges that under the terms of this Agreement, each of Parent’s and Merger Sub’s obligation to consummate the Merger is not in any way contingent upon or otherwise subject to obtaining any financing or the availability, grant, provision or extension of any financing to Parent or Merger Sub.

Section 4.9                        Solvency.  Assuming (a) satisfaction of the conditions to the Company’s obligation to consummate the Merger, the Merger and the other transactions contemplated by this Agreement (including all fees, expenses and other amounts required to be paid in connection with this Agreement on or before the Closing Date), (b) the accuracy of the representations and warranties of the Company set forth in Article 3 in all material respects, (c) payment of all amounts required to be paid in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and (d) payment of all related fees and expenses, the Surviving Corporation and its Subsidiaries, taken as a whole, will not, as of the Effective Time and immediately after consummation of the Merger and the other transactions contemplated by this Agreement (i) be insolvent (either because its financial condition is such that the sum of its debts, including contingent and other liabilities, is greater than the fair value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts, including contingent and other liabilities, as they mature); (ii) have unreasonably small capital for the operation of the businesses in which it is engaged or proposed to be engaged; or (iii) have incurred debts, including contingent and other liabilities, beyond its ability to pay them as they become due.

Section 4.10                No Other Representations and Warranties.  Except for the representations and warranties set forth in this Article 4, neither Parent nor Merger Sub nor any other Person makes or has made any express or implied representation or warranty, at law or in equity, with respect to Parent or Merger Sub or any of Parent’s or Merger Sub’s respective businesses, assets, liabilities, operations, prospects or condition (financial or otherwise) or with respect to any other information provided to the Company in connection with the Merger or the other transactions contemplated hereby.  The Company acknowledges and agrees that Parent and Merger Sub have specifically disclaimed and do hereby specifically disclaim any express or implied representation or warranty made by any Person other than those set forth in this Article 4.

Article 5.
Covenants

Section 5.1                        Conduct of Business by the Company Pending the Closing.  The Company agrees that, between the date of this Agreement and the earlier of the Effective Time or the termination of this Agreement in accordance with Section 7.1 (the “Pre-Closing Period”), except as set forth in Section 5.1 of the Company Disclosure Schedule or as expressly and specifically permitted by any other provision of this Agreement, unless Parent shall otherwise agree in writing, which agreement shall not be unreasonably withheld, conditioned or delayed, the Company will, and will cause each Company Subsidiary to, (a) conduct its business in all material respects in the ordinary course, and (b) use commercially reasonable efforts to preserve intact its business organization, goodwill and assets and maintain its rights, Company Permits, franchises and existing relations with customers, suppliers, employees, Governmental Entities, lessors and business associates and keep available the services of the Company’s and the Company Subsidiaries’ present employees and agents.  Without limiting the foregoing, except as set forth in Section 5.1 of the Company Disclosure Schedule or as expressly and specifically permitted by any other provision of this Agreement, the Company shall not (unless required by applicable Law or the regulations or requirements of the Exchange or regulatory organization applicable to the Company), and shall not permit any Company Subsidiary to, during the Pre-Closing Period, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)                               amend or otherwise change or propose any change to the Company Certificate or the Company By-laws;

(b)                              merge or consolidate the Company or any Company Subsidiary with any other Person, except for any such transactions among wholly-owned Company Subsidiaries, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(c)                               acquire assets outside of the ordinary course of business from any other Person in any transaction or series of related transactions, other than acquisitions pursuant to Contracts as in effect as of the date of this Agreement;

(d)                             (i) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of any shares of capital stock of, or other Equity Interests in, the Company or any Company Subsidiary or of any class, or securities convertible or exchangeable or exercisable for any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by contract right), of the Company or any Company Subsidiary, other than (A) the issuance of shares of Company Common Stock upon the exercise of Company Options or the vesting of Company RSU Awards, outstanding as of the date hereof in accordance with their terms, or (B) pursuant to the Company ESPP subject to Section 2.7 or (ii) sell, pledge, dispose of, transfer, lease, sublease, license, guarantee, mortgage or encumber, or authorize the sale, pledge, disposition, transfer, lease, sublease, license, guarantee, mortgage or encumbrance of, or subject to any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction), other than Permitted Liens, any property or assets of the Company or any Company Subsidiary, except (A) in the ordinary course of business consistent with past practice pursuant to Contracts in force at the date of this Agreement that have been delivered to Parent prior to the date hereof, or (B) in connection with the StayFriends Transaction;

(e)                               (i) abandon or allow any registrations (including any pending applications for registration) included in the Company Intellectual Property to lapse or expire for failure to pay any registration, maintenance, renewal or other fee, other than in the ordinary course of business consistent with past practice, (ii) fail to make any filing, pay any fee, or take any other action necessary to maintain any right or interest in any Company Intellectual Property, other than in the ordinary course of business consistent with past practice, or (iii) sell, assign, lease, license, pledge, surrender, encumber, divest, transfer or otherwise dispose of any Company Intellectual Property, other than licenses granted in the ordinary course of business consistent with past practice;

(f)                                make any (i) loans, guarantees or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly-owned Company Subsidiary) or (ii) other than in the ordinary course of business consistent with past practice, any advances to any Person other than to employees in respect of expenses or other de minimis advances pursuant to any Contract in effect as of the date hereof;

(g)                              declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock (other than dividends paid by a wholly-owned Company Subsidiary to the Company or to any other wholly-owned Company Subsidiary) or enter into any agreement with respect to the voting of its capital stock;

(h)                              reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Equity Interests or other securities convertible or exchangeable into or exercisable for any shares of its capital stock or other Equity Interests;

(i)                                  (i) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any division thereof or purchase substantially all of the assets of any Person, (ii) incur any Indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person for borrowed money or (iii) make or authorize any capital expenditure in excess of the Company’s budget as set forth in Section 5.1(i) of the Company Disclosure Schedule, other than capital expenditures that are not, individually, in excess of $50,000 or in the aggregate, in excess of $100,000 for the Company and the Company Subsidiaries taken as a whole;

(j)                                  (i) enter into any Contract that would have been a Company Material Contract or Company Lease had it been entered into prior to this Agreement or (ii) amend, modify or terminate any Company Material Contract or Company Lease in any material respect, or cancel, modify or waive any matured debts or claims held by it or waive any rights under any Company Material Contract or Company Lease, in the case of clauses (i) and (ii), except, in the case of Sections 3.12(a)(iii), (iv), (vii) (for the avoidance of doubt, only as permitted under Section 5.1(f)), (viii), (ix) and (x) or with respect to a Company Lease, in the ordinary course of business consistent with past practice; provided that Parent shall have a reasonable period of time to review and comment on any such Company Material Contract or Company Lease or amendment or modification thereof, and the Company shall give reasonable and good faith consideration to any comments made by Parent;

(k)                              except as may be required by applicable Law or a Plan in existence as of the date hereof:  (i) increase the cash compensation or benefits payable or to become payable to its directors, officers, employees or individual independent contractors, (ii) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any Company Subsidiary (excluding offer letters that provide for no severance or change in control benefits), (iii) take any action to amend or waive any vesting criteria or accelerate vesting, exercisability or funding under any Plan or award granted thereunder, (iv) establish, adopt, enter into, materially amend or terminate any Plan or any arrangement that would have been a Plan had it been entered into prior to this Agreement, except in the ordinary course of business consistent with past practice in connection with the hiring or engaging of an employee or individual independent contractor as contemplated in Section 5.1(k)(v) and solely with respect to such employee or individual independent contractor, (v) hire any employee or engage any individual independent contractor, other than to replace a position that is open as of the date hereof or that becomes open in the ordinary course of business after the date hereof due to the termination of an employee or individual independent contractor; provided, that the annual salary or wage rate or consulting fee paid to such new employee or individual independent contractor shall be no greater than the annual salary or wage rate or consulting fee paid with respect to such position as of immediately prior to the termination of the preceding employee or independent individual contractor; and provided, further, that the annual salary or wage rate or consulting fee paid to such employee or individual independent contractor shall not exceed $200,000, or (vi) terminate the employment of any officer other than for cause (or death or disability);

(l)                                  make any change with respect to accounting policies or procedures, except as required by GAAP or by a Governmental Entity;

(m)                          settle or compromise any Action against the Company or the Company Subsidiaries other than (i) settlements or compromises that do not involve payment by the Company or any Company Subsidiary of monetary damages and that do not impose injunctive or non-monetary relief or impose restrictions on the business or operations of the Company or any Company Subsidiary in any material respect or provide for the admission of wrongdoing by the Company or any Company Subsidiary and (ii) settlements or compromises that are exclusively applicable to the Excluded Subsidiaries and not the Company or the Company Subsidiaries which will not impose any continuing liabilities or obligations on and will not restrict the conduct of the business of the Company or the Company Subsidiaries;

(n)                              except as required by Law, make or change any material Tax election, file any amended Tax Return with respect to any material Tax or change consent to any change of any annual Tax accounting period;

(o)                              fail to maintain existing Insurance Policies or obtain comparable replacement policies to the extent available for a reasonable cost;

(p)                              change in any material respect the cash management practices, policies or procedures of the Company or any Company Subsidiaries with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts receivable, accrual of accounts receivable, payment of accounts payable, purchases, prepayment of expenses or deferral of revenue, from the Company’s and the Company’s Subsidiaries’ practices, policies and procedures with respect thereto in the ordinary course of business consistent with past practice, including (i) taking (or omitting to take) any action that would have the effect of accelerating revenues, accelerating cash receipts or accelerating the collection of accounts receivable to pre-Closing periods that would otherwise be expected to take place or be incurred in post-Closing periods, or (ii) taking (or omitting to take) any action that would have the effect of delaying or postponing the payment of any accounts payable to post-Closing periods that would otherwise be expected to be paid in pre-Closing periods;

(q)                              take any action or omit to take any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 6 not being satisfied; or

(r)                                 authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

Section 5.2                        Proxy Statement; Company Stockholder Meeting.

(a)                               The Company shall prepare and cause to be filed with the SEC, as promptly as practicable after the date of this Agreement, and in any event within 20 Business Days after the date of this Agreement, in preliminary form, a proxy statement relating to the Company Stockholder Meeting (together with any amendments or supplements thereto, the “Proxy Statement”).  Unless withdrawn in accordance with Section 5.4(c), the Company Board Recommendation with respect to the Merger shall be included in the Proxy Statement.  The Company shall promptly notify Parent upon the receipt of any comments from the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) for amendments or supplements to the Proxy Statement, and shall provide Parent with copies of all correspondence between the Company and any Company Representatives, on the one hand, and the SEC (or the staff of the SEC), on the other hand.  The Company shall use commercially reasonable efforts to respond to any comments on the Proxy Statement or requests for additional information from the SEC (or the staff of the SEC) as promptly as practicable after receipt of any such comments or requests.  Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, the Company shall provide Parent a reasonable opportunity to review and to propose comments on such document or response (which comments shall be provided promptly and be considered in good faith).

(b)                              Parent shall furnish to the Company all information concerning Parent and Merger Sub as may be reasonably requested by the Company in connection with the Proxy Statement, including such information that is required by the Exchange Act to be set forth in the Proxy Statement, and shall otherwise reasonably assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of comments from the SEC (or the staff of the SEC).

(c)                               The Company shall, as promptly as reasonably practicable, (x) establish a record date for and give notice of and otherwise duly call a meeting of its stockholders for the purpose of voting upon the adoption of this Agreement (including any adjournment or postponement thereof, the “Company Stockholder Meeting”) and (y) mail to the holders of Company Common Stock as of the record date established for the Company Stockholder Meeting a Proxy Statement (such date, the “Proxy Date”).  The Company shall convene and hold the Company Stockholder Meeting as promptly as reasonably practicable after the Proxy Date; provided, however, that, without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company Stockholder Meeting shall not be held later than thirty (30) Business Days after the clearance of the Proxy Statement by the SEC; provided, further, that the Company may postpone, recess or adjourn the Company Stockholder Meeting:  (i) with the consent of Parent (not to be unreasonably withheld, conditioned or delayed), (ii) for the absence of a quorum, (iii) to solicit additional proxies for the purpose of obtaining the Required Company Stockholder Approval or (iv) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the Company Board has determined in good faith (after consultation with its outside legal counsel) is necessary under applicable Laws and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting.  Unless the Company Board shall have effected an Adverse Recommendation Change, the Company shall use its commercially reasonable efforts to solicit proxies in favor of the adoption of this Agreement and take all other action reasonably necessary or advisable to secure the Required Company Stockholder Approval.

(d)                             If at any time prior to the Effective Time any event or circumstance relating to the Company or Parent or any of the Company’s or Parent’s Subsidiaries, or their respective officers or directors, is discovered by the Company or Parent, respectively, which, pursuant to the Exchange Act, should reasonably be set forth in an amendment or a supplement to the Proxy Statement, such party shall promptly inform the others.  Each of Parent, Merger Sub and the Company agrees to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading.

Section 5.3                        Access to Information; Confidentiality.

(a)                               During the Pre-Closing Period, the Company shall provide Parent with (i) reasonable access to the employees of the Company or any Company Subsidiaries (“Employees”), during regular business hours, upon reasonable advance notice and without unduly interfering with operations for the purpose of providing Parent with an opportunity to discuss post-Closing employment terms and opportunities; provided that one of the persons identified in clause (a) of “Knowledge” shall be permitted to attend any meetings with employees, and (ii) to the extent reasonably requested by Parent, information about each Employee, including the current terms and conditions of his or her employment, and complete copies or, where not previously reduced to writing, summaries of all current agreements and arrangements with each such Employee, subject to applicable Law.  Upon reasonable notice, during the Pre-Closing Period, the Company shall, and shall cause each Company Subsidiary and each of the Company Representatives to (1) provide to Parent and Merger Sub and the Parent Representatives access, at reasonable times upon prior notice, to Company Representatives and the properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof and (2) furnish promptly such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company and the Company Subsidiaries as Parent may reasonably request; provided that such investigation shall only be upon reasonable notice and shall be at Parent’s sole cost and expense.  No investigation conducted pursuant to this Section 5.3 shall affect or be deemed to modify or limit any representation or warranty made in this Agreement.  Without limiting the foregoing, the Company shall promptly furnish to Parent reports with respect to the Company’s consolidated working capital and Cash and Cash Equivalent balances prepared in the ordinary course of business consistent with past practice.

(b)                              With respect to the information disclosed pursuant to Section 5.3(a), the parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated as of December 16, 2015, as amended, executed by the Company and Parent (the “Confidentiality Agreement”).

(c)                               This Section 5.3 shall not require the Company to permit any access, or to disclose any information, that would reasonably be expected to (i) result in any violation of its obligations with respect to confidentiality if the Company shall have used commercially reasonable efforts to obtain the consent of a necessary Third Party to such inspection or disclosure or (ii) cause any privilege (including attorney-client privilege) that the Company or any Company Subsidiary would be entitled to assert to be undermined with respect to such information and such undermining of such privilege could in the Company’s good faith judgment (after consultation with counsel, which may be in-house counsel) adversely affect in any material respect the Company’s position in any pending or, what the Company believes in good faith (after consultation with counsel, which may be in-house counsel) could be, future litigation; provided that, the parties hereto shall cooperate in seeking to find a way to allow disclosure of such information (including by entering into a joint-defense or similar agreement) to the extent doing so (1) would not (in the good faith belief of the Company (after consultation with counsel, which may be in-house counsel)) reasonably be likely to result in the violation of any such obligations with respect to confidentiality or reasonably be likely to cause such privilege to be undermined with respect to such information or (2) could reasonably (in the good faith belief of the Company (after consultation with counsel, which may be in-house counsel)) be managed through the use of customary “clean-room” arrangements pursuant to which non-employee Representatives of the other party shall be provided access to such information; provided, further, that the Company shall (x) notify Parent and Merger Sub that such disclosures are reasonably likely to violate its or any Company Subsidiaries’ confidentiality obligations or are reasonably likely to cause such privilege to be undermined and (y) communicate to the Parent and Merger Sub in reasonable detail the facts giving rise to such notification and the subject matter of such information (to the extent it is able to do so in accordance with the first proviso in this Section 5.3(c)).

Section 5.4                        No Solicitation of Transactions.

(a)                               During the Pre-Closing Period, the Company shall, and shall cause the Company Subsidiaries and the Company Representatives (other than Company Representatives that are not directors, officers or employees, which the Company shall instruct and use commercially reasonable efforts to cause) to, (i) cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Third Party that may be ongoing with respect to an Acquisition Proposal, and (ii) request any such Third Party to promptly comply with its obligations under the applicable confidentiality agreement to return or destroy all confidential information concerning the Company and the Company Subsidiaries.  Subject to Section 5.4(b), during the Pre-Closing Period, the Company shall not, and shall cause the Company Subsidiaries and the Company Representatives (other than Company Representatives that are not directors, officers or employees, which the Company shall instruct and use commercially reasonable efforts to cause) not to (x) solicit, initiate, or knowingly facilitate or encourage any inquiry, discussion, offer, proposal or request that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (y) engage in, enter into, continue or otherwise participate in any discussions or negotiations with, or furnish any non-public information relating to the Company or any Company Subsidiary to, or afford access to the books or records or officers of the Company or any Company Subsidiary to, any Third Party with respect to an Acquisition Proposal or (z) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

(b)                              Notwithstanding anything to the contrary contained in Section 5.4(a), at any time following the date hereof and prior to adoption of this Agreement by the Required Company Stockholder Approval, but not after, the Company may (x) furnish non-public information to a Third Party in response to a request therefor by such Third Party who has made a bona fide written Acquisition Proposal that did not result from a violation of this Section 5.4, providing for the acquisition of over 50% of the assets (on a consolidated basis) or a majority of the voting power of the Equity Interests of the Company or (y) engage in discussions or negotiations with such Third Party with respect to such an Acquisition Proposal; provided that (1) prior to so furnishing such information, the Company receives from the Third Party an executed Acceptable Confidentiality Agreement, (2) any non-public information concerning the Company or any Company Subsidiary made available to any Third Party shall, to the extent not previously made available to Parent, be made available to Parent as promptly as reasonably practicable (and in no event later than twenty-four hours) after it is made available to such Third Party, (3) prior to taking the action described in clauses (x) or (y) above, the Company Board determines in good faith, after consultation with its financial and outside legal advisors, that such action is reasonably necessary in order for such directors to comply with the directors’ fiduciary duties under applicable Law and (4) in each such case referred to in clauses (x) or (y) above, the Company Board has determined in good faith based on the information then available and after consultation with its financial advisor that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal.  Notwithstanding anything to the contrary set forth in Section 5.4 or elsewhere in this Agreement, the Company, the Company Subsidiaries and their Representatives may, in any event, contact any Third Party to (A) seek to clarify and understand the terms and conditions of any inquiry or proposal made by such Third Party following the date hereof solely to determine whether such inquiry or proposal constitutes or could reasonably be expected to lead to a Superior Proposal, and (B) inform such Third Party that has made or, to the Knowledge of the Company, is considering making an Acquisition Proposal of the provisions of this Section 5.4; provided that the Company shall notify Parent of its intention to contact such Third Party prior to doing so.

(c)                               Except as expressly permitted by this Section 5.4(c), neither the Company Board nor any committee thereof shall (i) withdraw, withhold, change, amend, modify or qualify, or otherwise propose publicly to withdraw, withhold, change, amend, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, (ii) fail to include the Company Board Recommendation in the Proxy Statement, (iii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal made or received after the date hereof (any of the actions described in clauses (i) through (iii) of this Section 5.4(c), an “Adverse Recommendation Change”), or (iv) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other definitive agreement (other than an Acceptable Confidentiality Agreement in accordance with Section 5.4(b)) with respect to any Acquisition Proposal (an “Alternative Acquisition Agreement”).  Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the receipt of the Required Company Stockholder Approval, but not after, the Company Board shall be permitted, subject to compliance with Section 5.4(d), (x) to terminate this Agreement to concurrently enter into a definitive Alternative Acquisition Agreement pursuant to Section 7.1(e) and/or (y) to effect any Adverse Recommendation Change with respect to a Superior Proposal or an Intervening Event, if the Company Board determines in good faith, after consultation with its financial and outside legal advisors, that such action is reasonably necessary in order for such directors to comply with the directors’ fiduciary duties under applicable Law.

(d)                             The Company Board shall not be entitled to effect an Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(e) unless (i) with respect to an Acquisition Proposal, such Acquisition Proposal was not solicited, initiated, encouraged or facilitated in breach of this Agreement and the Company Board determines in good faith, based on the information then available and after consultation with its financial advisor, that such Acquisition Proposal constitutes a Superior Proposal, (ii) the Company has provided written notice (a “Notice of Adverse Recommendation Change”) to Parent that the Company intends to take such action, which notice includes, as applicable, (x) written notice of the material terms of the Superior Proposal which enabled the Company Board to make the determination that the Acquisition Proposal is a Superior Proposal, or (y) in the case of any Adverse Recommendation Change that is related to an Intervening Event, a reasonably detailed summary of the basis of such action, (iii) during the four (4) calendar day period following Parent’s receipt of the Notice of Adverse Recommendation Change, the Company shall, and shall cause the Company Subsidiaries and the Company Representatives (other than Company Representatives that are not directors, officers or employees, which the Company shall instruct and use commercially reasonable efforts to cause) to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal or, in the case of any Intervening Event, as would permit the Company Board (consistent with its fiduciary duties under applicable Law) to not make an Adverse Recommendation Change; and (iv) following the end of the four (4) calendar day period, the Company Board shall have determined in good faith, after consultation with its financial and outside legal advisors, taking into account any changes to this Agreement irrevocably offered in writing by Parent in response to the Notice of Adverse Recommendation Change or otherwise, that the Superior Proposal, as the case may be, giving rise to the Notice of Adverse Recommendation Change continues to constitute a Superior Proposal or, in the case of any Adverse Recommendation Change that is related to an Intervening Event, that such Adverse Recommendation Change would be reasonably necessary in order for the directors to comply with such directors’ fiduciary duties under applicable Law.  In the event of any material amendment of such Superior Proposal or any material change to the facts and circumstances relating to the Intervening Event, the Company shall be required to issue a new Notice of Adverse Recommendation Change or otherwise comply again with the requirements of this Section 5.4(d); provided, however, that for purposes of this sentence, references to the four (4) calendar day period above shall be deemed to be references to a three (3) calendar day period.

(e)                               As promptly as reasonably practicable (and in any event within twenty four (24) hours) after receipt of any Acquisition Proposal or any request for non-public information or inquiry that would reasonably be expected to lead to an Acquisition Proposal, the Company shall provide Parent with written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group of Persons making any such Acquisition Proposal, request or inquiry.  In addition, the Company shall provide Parent as promptly as reasonably practicable (and in any event within twenty four (24) hours) with written notice setting forth all such information as is reasonably necessary to keep Parent reasonably informed in all material respects of all oral or written communications regarding, and the status and material details (including material amendments or proposed material amendments) of, any such Acquisition Proposal, request or inquiry.

(f)                                Nothing contained in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through its Representatives, from complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal; provided, however, such disclosure will in no way eliminate or modify the effect that any action pursuant to such U.S. federal or state Law would otherwise have under this Agreement.

(g)                              From the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article 7, the Company shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which the Company or any Company Subsidiary is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof.  Notwithstanding anything to the contrary contained in this Agreement, the Company shall be permitted to terminate, amend, modify, waive or fail to enforce any provision of any confidentiality, “standstill” or similar obligation of any Person if the Company Board determines in good faith, after consultation with its outside legal counsel, that such action is reasonably necessary in order for the directors to comply with such directors’ fiduciary duties under applicable Law.

Section 5.5                        Consummation of the Merger.

(a)                               Subject to the terms and conditions of this Agreement, during the Pre-Closing Period, each of Parent, on the one hand, and the Company, on the other hand, will cooperate with the other and use (and will cause their respective Subsidiaries to use) its commercially reasonable efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable (and in any event no later than the Outside Date) and to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger, including preparing and filing promptly, and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents, and (ii) obtain promptly (and in any event no later than the Outside Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Entity or Third Party necessary, proper or advisable to consummate the Merger.  Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall require the Company to pay any consideration to a Third Party from whom consent, approval or waiver is requested.

(b)                              Without liming the foregoing, within ten (10) calendar days following the date of this Agreement, the Company will submit the notices described in Section 3.5(b) of the Company Disclosure Schedule in accordance with the applicable Utilities Laws.

(c)                               Each of the parties hereto will use its commercially reasonable efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Entity in connection with the transactions contemplated hereby and in connection with any investigation or other inquiry by or before a Governmental Entity relating to the Merger, including any proceeding initiated by a private Person, (ii) promptly inform the other party of (and supply to the other party) any communication received by such party from, or given by such party to, any Governmental Entity and any material communication received or given in connection with any proceeding by a private Person, in each case regarding the Merger, (iii) permit the other parties to review in advance and incorporate the other parties’ reasonable comments in any filing or other communication to be given by it to any Governmental Entity with respect to obtaining any clearances required in connection with the transactions contemplated hereby and (iv) consult with the other parties in advance of any meeting or teleconference with any Governmental Entity or, in connection with any proceeding by a private Person, with any other Person, and, to the extent not prohibited by the Governmental Entity or other Person, give the other parties the opportunity to attend and participate in such meetings and teleconferences.  Subject to Section 5.3, the Parties will use reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 5.5(c) in a manner so as to preserve the applicable privilege.

Section 5.6                        Parent Financing.  Parent agrees that it shall not take any action with the Knowledge that the taking of that action would or would reasonably be expected to cause Parent not to have, immediately following the Effective Time, Cash and Cash Equivalents sufficient to pay the Total Merger Consideration.

Section 5.7                        Certain Notices.  During the Pre-Closing Period, each party hereto shall, promptly after obtaining Knowledge of an event set forth in this Section 5.7, notify the other party hereto of (i) the occurrence, or non-occurrence, of any event that would reasonably be likely to cause any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement or any Ancillary Agreement not to be satisfied or (ii) the failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement or any Ancillary Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement or any Ancillary Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

Section 5.8                        Public Announcements.  Without limiting any other provision of this Agreement, each of Parent and the Company shall consult with the other and issue a joint press release with respect to the execution of this Agreement.  Thereafter, neither the Company nor Parent, nor any of their respective Subsidiaries, shall issue any press release or other announcement (to the extent not previously publicly disclosed or made in accordance with this Agreement) with respect to this Agreement or the Merger without the prior consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), except (i) as such press release or other announcement may be required by applicable Law or the applicable rules of a national securities exchange, in which case the party required to issue the release or make the announcement shall use its commercially reasonable efforts to provide the other party with a reasonable opportunity to review and comment on such release or announcement in advance of its issuance, (ii) that each of the Company and the Company Subsidiaries may make announcements from time to time to their respective employees, customers, suppliers and other business relations and otherwise as the Company may reasonably determine is necessary to comply with applicable Law or the requirements of any agreement to which the Company or any Company Subsidiary is a party and (iii) in connection with an Adverse Recommendation Change if and to the extent permitted by the terms of this Agreement.

Section 5.9                        Employee Benefit Matters.

(a)                               Parent shall or shall cause the Surviving Corporation to assume, honor, and/or provide all of the Company’s severance and change in control obligations in accordance with their terms as in effect immediately prior to the date of this Agreement.

(b)                              For a period of one (1) year following the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) provide to (i) each Continuing Employee who remains employed by Parent or any of its Subsidiaries a base salary or wage rate, as applicable, and annual cash bonus opportunity that is not less favorable than the base salary or wage rate (as applicable) and annual bonus opportunity provided to such Continuing Employee immediately prior to the Effective Time and (ii) Continuing Employees who remain employed by Parent, employee benefits (including severance benefits, but excluding benefits provided pursuant to any defined benefit pension plans) that are, taken as a whole, at least as favorable in the aggregate to the employee benefits provided by Parent to similarly situated employees of Parent.

(c)                               From and after the Effective Time, for purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant under any benefit plan or arrangement of Parent, the Surviving Corporation or any of their respective Affiliates (each, a “Parent Benefit Plan”), Parent shall, and shall cause the Surviving Corporation to, cause each Continuing Employee to receive service credit for service to the same extent such service credit was granted under Plans (other than for purposes of benefit accrual under a defined benefit plan) immediately prior to the Effective Time.  Parent shall, and shall cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions exclusions, actively at work requirements, waiting periods and insurability requirements with respect to participation and coverage requirements applicable to the Continuing Employees (and any dependents or beneficiaries thereof) under any welfare benefit plans that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under a corresponding welfare benefit plan maintained for the Continuing Employees immediately prior to the Effective Time and (ii) cause any co-payments, deductibles and other out-of-pocket expenses incurred by a Continuing Employee during the plan year that includes the Effective Time to be credited for purposes of satisfying all deductible, co-payment and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year of each comparable Parent Benefit Plan, as if such amounts had been paid in accordance with such plan.

(d)                             Prior to the Effective Time, if requested by Parent in writing no later than fifteen (15) days prior to the Effective Time, the Company shall cause the Company’s 401(k) Plan (the “Company 401(k) Plan”) to be terminated effective immediately prior to the Effective Time.  In the event that Parent requests that the Company 401(k) Plan be terminated, the Company shall provide Parent with evidence that such Plan has been terminated (the form and substance of which shall be subject to review and approval by Parent) not later than five calendar days preceding the Effective Time.  If Parent requests the Company to terminate the Company 401(k) Plan as described above, prior to the Effective Time and thereafter (as applicable), the Company and Parent shall take any and all actions as may be required, including amendments to the Company 401(k) Plan and/or the tax-qualified defined contribution retirement plan designated by Parent (the “Parent 401(k) Plan”) to permit each Continuing Employee (i) to participate in the Parent 401(k) Plan effective as of the Effective Time, and (ii) to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including of loans) in the form of cash, notes (in the case of loans) or a combination thereof, in an amount equal to the account balance distributed or distributable to such Continuing Employee from the Company 401(k) Plan to the Parent 401(k) Plan.

(e)                               Prior to making any written communications to the employees of the Company or any Company Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement or that may become payable to such employees following the Closing (excluding the treatment of, and payment for, any outstanding Company Options or Company RSU Awards), the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall give reasonable and good faith consideration to any comments made by Parent (it being understood that Parent shall provide any comments thereon as soon as reasonably practicable).  Parent and the Company shall cooperate in providing to such employees any such mutually agreeable communication (provided, that any communication required by law need not be mutually agreed).

(f)                                Notwithstanding anything to the contrary set forth in this Agreement, no provision of this Agreement shall be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent or the Surviving Corporation to terminate, any Continuing Employee for any reason, (ii) be treated as an amendment of any particular Plan or Parent Benefit Plan or (iii) require Parent or the Surviving Corporation to continue any Plan or prevent the amendment, modification or termination thereof after the Effective Time.  The provisions of this Section 5.9(f) are solely for the benefit of the parties to this Agreement, and no Continuing Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 5.9(f) shall create such rights in any such Persons.

Section 5.10                Indemnification of Directors and Officers.

(a)                               Without limiting any additional rights that any director, officer, trustee, employee, agent or fiduciary may have under any employment or indemnification agreement, the Company Certificate and the Company By-laws, this Agreement or, if applicable, similar organizational documents or agreements of any of the Company Subsidiaries, from and after the Effective Time, Parent and the Surviving Corporation, jointly and severally, will:  (i) indemnify and hold harmless each Person who is now, or has been or becomes at any time prior to the Effective Time, an officer or director of the Company or any Company Subsidiary (solely when acting in their capacity as a director or officer or as an employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (whether or not such other entity or enterprise is affiliated with the Company) serving at the request of or on behalf of the Company or any Company Subsidiary and together with such Person’s heirs, executors or administrators) determined as of the Effective Time (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable Law in connection with any Claim or Action against any losses, claims, damages, liabilities, costs, Indemnification Expenses, judgments, fines, penalties and amounts paid in settlement, including all interest, assessments and other charges paid, arising out of matters existing or occurring at or prior to the Effective Time; and (ii) promptly pay on behalf of or, within fifteen (15) calendar days after any request for advancement, advance (provided, that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification) to each of the Indemnified Parties, any Indemnification Expenses incurred in defending any Claim or Action in advance of the final disposition of such Claim or Action.  The indemnification and advancement obligations of Parent and the Surviving Corporation pursuant to this Section 5.10(a) extend to acts or omissions occurring at or before the Effective Time and any Claim or Action relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger and the transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim or Action relating thereto), and all rights to indemnification and advancement conferred hereunder continue as to any Indemnified Party who has ceased to be a director or officer of the Company or any Company Subsidiary after the date hereof and inure to the benefit of such Person’s heirs, executors and personal and legal representatives.  As used in this Section 5.10:  (x) the term “Claim” means any threatened, asserted, pending or completed Action, whether instituted by any Governmental Entity or any Third Party, that any Indemnified Party in good faith believes might lead to the institution of any Action, arising out of or pertaining to matters that relate to such Indemnified Party’s duties or service as a director or officer of the Company or of any of the Company Subsidiaries or as a trustee of (or in a similar capacity with) any compensation and benefit plan of the Company or any of the Company Subsidiaries; (y) the term “Indemnification Expenses” means reasonable attorneys’ fees and all other costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending (including on appeal), or preparing to defend any Claim for which indemnification is sought pursuant to this Section 5.10(a); and (z) the phrase “to the fullest extent authorized or permitted by applicable Law” includes, but is not limited to (1) to the fullest extent authorized or permitted by any provision of the DGCL that authorizes or permits additional indemnification by agreement or otherwise, or the corresponding provision of any amendment to or replacement of the DGCL and (2) to the fullest extent authorized or permitted by any amendments to or replacements of the DGCL adopted after the date of this Agreement that increase the extent to which an entity may indemnify its directors officers, trustees, employees, agents, or fiduciaries or Persons serving in any capacity in which any Indemnified Party serves.  Any amendment, alteration or repeal of the DGCL that adversely affects any right of any Indemnified Party will be prospective only and does not limit or eliminate any such right with respect to any Claim or Action involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.  Neither Parent nor the Surviving Corporation will settle, compromise or consent to the entry of any judgment in any actual or threatened Claim or Action in respect of which indemnification has been or could be sought by such Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or Action without admission or finding of wrongdoing, or such Indemnified Party otherwise consents thereto.

(b)                              Without limiting the foregoing, Parent and Merger Sub agree that the rights of the Indemnified Parties under this Section 5.10 shall be in addition to any rights such Indemnified Parties may have under the Company Certificate, the Company By-laws or indemnification agreements of the Company or any Company Subsidiary, including the Company’s form of Indemnification Agreement, as filed as exhibits to the Company SEC Filings filed prior to the date of this Agreement, which will survive the Merger and continue in full force and effect in accordance with their terms.

(c)                               Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 5.10, upon learning of any such Claim or Action, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party.  In the event of any such Claim or Action (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof, and Parent and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense, or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Parent and the Surviving Corporation shall be obligated pursuant to this paragraph (c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, provided that the fewest number of counsels necessary to avoid conflicts of interest shall be used; (ii) the Indemnified Parties will cooperate in the defense of any such matter; and (iii) Parent and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent; and provided, further, that Parent and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(d)                             Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with benefits and levels of coverage no less favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall the Company expend for such policies a premium amount in excess of the amount set forth in Section 5.10(d) the Company Disclosure Schedule.  If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect, for a period of six

(6) years from the Effective Time, the current directors’ and officers’ liability and fiduciary liability insurance policies covering the Indemnified Parties (but may substitute therefor other policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the Indemnified Parties so long as that substitution does not result in gaps or lapses in coverage) with respect to matters occurring on or before the Effective Time, but Parent is not required to pay annual premiums in excess of 300% of the last annual premiums paid therefor prior to the date hereof and will purchase the maximum amount of coverage that can be obtained for that amount if the coverage described in this Section 5.10 would cost in excess of that amount.

(e)                               If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and is not the continuing or surviving corporation, partnership or other entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Corporation assume the obligations set forth in this Section 5.10.

(f)                                Parent will cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation and its Subsidiaries under this Section 5.10.

(g)                              This Section 5.10 survives the consummation of the Merger and is intended to be for the benefit of, and to be enforceable by, the Indemnified Parties, and their respective heirs and personal representatives, and will be binding on Parent, the Surviving Corporation and their respective successors and assigns.

Section 5.11                MyPoints and StayFriends Transactions.

(a)                               Each of the parties hereby acknowledges that the Company has entered into that certain Stock Purchase Agreement (as may be modified, amended or waived in accordance with Section 5.11(c), the “MyPoints Purchase Agreement”), dated as of April 19, 2016, by and among Prodege, LLC, Classmates Media Corporation and the Company, pursuant to which, among other things, the Company sold all of its right, title and interest in the capital stock of the MyPoints Subsidiary to Prodege, LLC (the performance of the terms of, and the consummation of the transactions under, the MyPoints Purchase Agreement, the “MyPoints Transaction”).  Parent has been provided with a copy of the MyPoints Purchase Agreement as in effect on the date hereof.

(b)                              Each of the parties hereby acknowledges that the Company has entered into that certain Purchase Agreement (as may be modified, amended or waived in accordance with Section 5.11(c), the “StayFriends Purchase Agreement”), dated as of March 31, 2016, by and between by and between Classmates International, Inc. (“Classmates”), and Ströer Content Group GmbH, pursuant to which, among other things, the Company shall sell all of its right, title and interest in the capital stock of the StayFriends Subsidiaries to Ströer Content Group GmbH (the performance of the terms of, and the consummation of the transactions under, the StayFriends Purchase Agreement, the “StayFriends Transaction”).  Parent has been provided with a copy of the StayFriends Purchase Agreement as in effect on the date hereof.

(c)                               After the date of this Agreement, the Company shall not modify, amend or waive any provision of the MyPoints Purchase Agreement or the StayFriends Purchase Agreement unless such modification, amendment or waiver does not (i) with respect to the StayFriends Purchase Agreement, provide for any decrease in the purchase price payable thereunder or any related purchase price adjustment or change the calculation of the purchase price payable thereunder or any related purchase price adjustment, (ii) change the scope or limitations of any indemnification obligations contained therein applicable to the Company or any Company Subsidiaries or (iii) impose or leave outstanding any additional material continuing liabilities or obligations related to or arising out of the ownership or operation of the StayFriends Subsidiaries or the MyPoints Subsidiary or their respective Subsidiaries on the Company or any Company Subsidiaries.

Section 5.12                Rule 16b-3.  Prior to the Effective Time, the Company shall take all such steps as may be reasonably necessary or advisable to cause any dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.13                Stock Exchange Delisting.  Prior to the Closing Date, the Company shall reasonably cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the Exchange to enable the delisting of the shares of Company Common Stock from the Exchange and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

Section 5.14                Cooperation With Financing.  The Company shall use its commercially reasonable efforts to provide and cause the Company Subsidiaries and Company Representatives to provide, all cooperation reasonably necessary in connection with any financing efforts that Parent may undertake in connection with the Merger, as may be reasonably requested by Parent, (a) including, but not limited to, assisting in the preparation for and participating in a reasonable number of meetings, furnishing financial and other information, cooperating in marketing efforts, participating in drafting sessions, assisting in matters related to collateral (including providing information as requested for the evaluation of assets included or that may be included in any borrowing base and reasonably facilitating the pledging of collateral and providing of guarantees), assisting in preparing borrowing base certificates in the form and substance as requested by Parent and for the dates requested by Parent, allowing Parent and its and any of its lender’s Representatives such access to information and management as may be reasonably necessary for their due diligence (including accounting due diligence sessions), facilitating the execution and delivery of definitive financing documents and customary deliverables (excluding, for the avoidance of doubt, any solvency certificates, which shall be the responsibility of Parent) and taking all corporate actions, subject to the occurrence of the Closing, necessary to permit the consummation of any such financing and to permit the proceeds thereof to be made available to Parent and (b) excluding participating in presentations, road shows and sessions with prospective lenders, investors and ratings agencies; provided, however, that none of the Company or any of the Company Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability in connection with the foregoing prior to the Effective Time; provided, further, that Parent shall reimburse the Company for its reasonable out of pocket costs incurred by the Company in connection with this Section 5.14.

Section 5.15                Company Cash.  Except as set forth on Section 5.15 of the Company Disclosure Schedule, prior to the Effective Time, the Company and the Company Subsidiaries shall maintain any Cash and Cash Equivalents balances in U.S. dollars and shall not subject any amount of their respective Cash and Cash Equivalents balances to any Lien or any other restriction that would be reasonably be likely to impair the use thereof to pay the Total Merger Consideration.

Article 6.
Closing Conditions

Section 6.1                        Conditions to Obligations of Each Party Under This Agreement.  The respective obligations of each party to effect the Merger and the other transactions contemplated herein shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law:

(a)                               Stockholder Approval.  The Required Company Stockholder Approval shall have been obtained in accordance with the DGCL.

(b)                              No Order.  No Governmental Entity shall have issued any Order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Merger or any other transactions contemplated in this Agreement or any Ancillary Agreement.

Section 6.2                        Additional Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated herein are also subject to the following conditions:

(a)                               Representations and Warranties.  Each of the representations and warranties of the Company contained in (i) Section 3.3 (Capitalization) and Section 3.9(a) (Absence of Certain Changes or Events) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, in the case of Section 3.3, for any de minimis inaccuracies; (ii) Section 3.4 (Authority) and Section 3.25 (Brokers) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iii) this Agreement (other than those set forth in clauses (i) and (ii)) shall be true and correct as of the date hereof and as of the Closing Date (without giving effect to any references to any “Company Material Adverse Effect” or other “materiality” qualifications) as though made on and as of the Closing Date (except that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date), except where failure to be so true and correct has not had or would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)                              Agreements and Covenants.  The Company shall have performed or complied, and shall have caused the Company Subsidiaries to have performed or complied, in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)                               Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any change, event, circumstances or development that, individually or in the aggregate, has had, or is reasonably likely to have, a Company Material Adverse Effect.

(d)                             Officer’s Certificate.  Parent shall have received a certificate of the chief executive officer or chief financial officer of the Company that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

Section 6.3                        Additional Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger and the other transactions contemplated herein are also subject to the following conditions:

(a)                               Representations and Warranties.  Each of the representations and warranties of the Parent contained in this Agreement shall be true and correct in all respects as of the date hereof and as of the Closing Date (without giving effect to any references to any “Parent Material Adverse Effect” or other “materiality” qualifications) as though made on and as of the Closing Date (except that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date), except where failure to be so true and correct has not had or would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Parent’s ability to consummate the Merger and the transactions contemplated herein.

(b)                              Agreements and Covenants.  Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement and each Ancillary Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)                               Officer’s Certificate.  The Company shall have received a certificate of a responsible officer of Parent that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

Article 7.
Termination, Amendment and Waiver

Section 7.1                        Termination.  This Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company:

(a)                               by mutual written consent of Parent and the Company, by action of their respective Boards of Directors;

(b)                              by either the Company or Parent if the Merger shall not have been consummated prior to September 30, 2016 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date;

(c)                               by either the Company or Parent if any Governmental Entity shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement or any Ancillary Agreement, and such Order shall have become final and nonappealable;

(d)                             by either Parent or the Company if the Required Company Stockholder Approval shall not have been obtained at the Company Stockholder Meeting;

(e)                               by the Company, at any time prior to the receipt of the Required Company Stockholder Approval, and subject to the terms and conditions of Section 5.4(d), in order to enter into a definitive agreement with respect to a Superior Proposal, provided that the Company is not in material breach of Section 5.4, and provided, further, that prior to such termination, the Company pays to Parent the Company Termination Fee in accordance with Section 7.2(b);

(f)                                by Parent, if, prior to receipt of the Required Company Stockholder Approval, (i) an Adverse Recommendation Change shall have occurred, (ii) at any time following receipt of an Acquisition Proposal, the Company Board shall have failed to reaffirm the Company Board Recommendation within five (5) Business Days after receipt of any written request to do so from Parent; or (iii) a tender offer or exchange offer for outstanding Company Common Stock shall have been publicly disclosed (other than by Parent or an Affiliate of Parent) and, prior to the earlier of (x) the date prior to the date of the Company Stockholder Meeting and (y) eleven (11) Business Days after the commencement of such tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act, the Company Board fails to recommend unequivocally against acceptance of such offer;

(g)                              by Parent, if there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions specified in Section 6.2(a) or Section 6.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company, then, until the earlier of (x) thirty (30) calendar days after receipt by the Company of notice from Parent of such breach, but only as long as the Company continues to use its commercially reasonable efforts to cure such Terminating Company Breach and (y) the Outside Date (clauses (x) and (y), the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period;

(h)                              by the Company, if there is any breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions specified in Section 6.3(a) or Section 6.3(b) would not be satisfied at the Closing (a “Terminating Parent Breach”), except that, if such Terminating Parent Breach is curable by Parent or Merger Sub, then, until the earlier of (x) thirty (30) calendar days after receipt by Parent or Merger Sub of notice from the Company of such breach, but only as long as Parent and Merger Sub continue to use their commercially reasonable efforts to cure such Terminating Parent Breach and (y) the Outside Date (clauses (x) and (y), the “Parent Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Parent Breach is not cured within the Parent Cure Period; or

(i)                                  by the Company, if (i) all of the conditions set forth in Section 6.1 and Section 6.2 (other than conditions which are to be satisfied by actions taken at the Closing) have been satisfied, and (ii) Parent fails to consummate the Closing within five (5) Business Days following the date the Closing should have occurred pursuant to Section 1.1.

Section 7.2                        Effect of Termination.

(a)                               Limitation on Liability.  Except as provided in paragraph (b) below, in the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and of no effect and there shall be no liability or obligation on the part of Parent or the Company or their respective Subsidiaries, officers or directors except with respect to Section 5.3 (Access to Information; Confidentiality), Section 5.8 (Public Announcements), this Section 7.2 and Article 8 (General Provisions); provided, however, that nothing in this Section 7.2 relieves any of Parent or the Company of any liability for fraud or any Willful Breach of any covenant or agreement contained herein occurring prior to termination, or as provided in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.  “Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a party hereto with the Knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement.

(b)                              Termination Fee.

(i)                                  In the event that this Agreement is terminated by Parent pursuant to Section 7.1(f), then the Company shall pay to Parent within two (2) Business Days of such termination a termination fee of $2,652,000 (the “Company Termination Fee”).

(ii)                              In the event that this Agreement is terminated by the Company pursuant to Section 7.1(e), then the Company shall pay to Parent, concurrently with such termination, the Company Termination Fee.

(iii)                          In the event that this Agreement is terminated (1) by either the Company or Parent pursuant to Section 7.1(b) or Section 7.1(d), (2) a bona fide Acquisition Proposal shall have been made to the Company or any of its Subsidiaries or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or any of its Subsidiaries (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification (x) at least thirty (30) Business Days prior to the date of termination with respect to any termination pursuant to Section 7.1(b), and (y) prior to obtaining Required Company Stockholder Approval, with respect to termination pursuant to Section 7.1(d)), and (3) within twelve (12) months of such termination, (A) the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to, or shall have consummated or shall have approved or recommended to the Company’s stockholders or otherwise not opposed, an Acquisition Proposal or (B) there shall have been consummated an Acquisition Proposal with respect to the Company (substituting in each foregoing instances “50%” for “15%” in the definition of “Acquisition Proposal”), then the Company shall pay to Parent, concurrently with the consummation of such Acquisition Proposal, the Company Termination Fee; provided that for purposes of this Agreement, an Acquisition Proposal with respect to the Company shall not be deemed to have been “publicly withdrawn” by any Person if, within twelve (12) months after such termination, the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement (other than a confidentiality agreement) with respect to, or shall have consummated or shall have approved or recommended to the Company’s stockholders, an Acquisition Proposal made by or on behalf of such Person or any of its Affiliates.

(iv)                          The parties acknowledge that the agreements contained in this Section 7.2(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement, and that the Company Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which the Company Termination Fee is payable.  If the Company fails to promptly pay the amount due pursuant to this Section 7.2(b), and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a final, non-appealable judgment against the Company for the fees set forth in this Section 7.2(b) or any portion of such fees, the Company shall pay to Parent or Merger Sub its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) in connection with such suit.

(v)                              Notwithstanding anything to the contrary in this Agreement, Parent’s right to receive payment of the Company Termination Fee shall be Parent’s sole and exclusive remedy against the Company and its Affiliates and any of their respective Representatives relating to or arising out of this Agreement or the transactions contemplated herein.  Upon the Company’s payment of the Company Termination Fee, none of the Company and its Affiliates or their respective Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated herein.

(c)                               All Payments.  All payments under Section 7.2 shall be made by wire transfer of immediately available funds to an account designated by the party entitled to receive payment.

Article 8.
General Provisions

Section 8.1                        Non-Survival of Representations and Warranties .  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.  This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 8.2                        Notices.  Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in Person or upon confirmation of receipt when transmitted by facsimile transmission or by e-mail of a pdf attachment (but only if followed up within one (1) Business Day by transmittal by another method described herein; which, for the avoidance of doubt, may include by e-mail of a pdf attachment if the initial notice is given by facsimile or by facsimile in the initial notice is given by e-mail of a pdf attachment) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by national overnight courier, in each case as follows:

If to Parent or Merger Sub, addressed to it at:

B. Riley Financial, Inc.

21860 Burbank Boulevard, Suite 300 South

Woodland Hills, California 91367

Attention:  Alan N. Forman
Email:  aforman@brileyfin.com
Facsimile: (818) 746-9170

with a mandated copy to:

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067
Attention:  Patrick S. Brown
Email: brownp@sullcrom.com
Facsimile:  (310) 407-2685

If to the Company, addressed to it at:

United Online, Inc.
21255 Burbank Boulevard, Suite 400
Woodland Hills, California 91367
Attn:  Legal Department

Email: mharrington@corp.untd.com
Facsimile:  (818) 287-3011

with a mandated copy to:

Latham & Watkins LLP
355 South Grand Avenue
Los Angeles, California 90071
Attention:  Steven B. Stokdyk and David A. Zaheer
Email:  steven.stokdyk@lw.com; david.zaheer@lw.com
Facsimile:  (213) 891-8763

Section 8.3                        Certain Definitions.  For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions that are not less restrictive in the aggregate than those contained in the Confidentiality Agreement; provided, however, that such agreement (a) need not restrict the making or amending of any Acquisition Proposal and (b) may contain terms materially less favorable in the aggregate to the Company so long as the Company agrees to amend the Confidentiality Agreement in a manner consistent with such materially less favorable terms.

“Affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.  For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or by Contract or otherwise, and the terms “controlling” and “controlled by” have correlative meanings to the foregoing.

“Acquisition Proposal” means, other than relating solely to the StayFriends Transaction, the Merger or any other proposal or offer from Parent or any of the Parent Subsidiaries, any proposal, offer, inquiry or indication from a Third Party relating to (a) any acquisition or purchase, in a single transaction or series of related transactions, of (i) fifteen percent (15%) or more of the consolidated net revenues, net income or total assets of the Company and the Company Subsidiaries, taken as a whole, or (ii) fifteen percent (15%) or more of the combined voting power of any Equity Interests of the Company (including Equity Interests of Company Subsidiaries); (b) any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in or under Section 13 of the Exchange Act) acquiring beneficial ownership of fifteen percent (15%) or more of the combined voting power of any Equity Interests of the Company (including Equity Interests of Company Subsidiaries); or (c) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, share exchange or other transaction involving the Company or any Company Subsidiary in which a Third Party or its stockholders, if consummated, would acquire fifteen percent (15%) or more of the combined voting power of any Equity Interests of the Company (including Equity Interests of Company Subsidiaries) or the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity.

“Action” means any civil, criminal or administrative action, claim, suit, audit, hearing, assessment, arbitration or inquiry, or any proceeding or investigation, by or before any Governmental Entity.

“Aggregate Exercise Price” means the aggregate exercise price per share of all Company Options excluding Company Options for which the exercise price is greater than the Per Share Merger Consideration.

“Ancillary Agreements” means the Voting Agreements.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York City and the City of Los Angeles.

“Cash and Cash Equivalents” means cash and cash equivalents as classified under the applicable line item of the relevant party’s consolidated balance sheets.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company ESPP” means the Company 2010 Employee Stock Purchase Plan, as amended.

“Company Material Adverse Effect” means a material adverse effect on the results of operations or condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise) or business of the Company and the Company Subsidiaries, taken as a whole; provided, however, that in no event would any of the following, in and of themselves or in combination, be deemed to constitute, nor shall any of the following (including the effect of any of the following) be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”:  (a) changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or political conditions; (b) changes in general economic conditions in the industry or industries in which the Company and the Company Subsidiaries operate; (c) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any acts of terrorism affecting the United States; (d) any hurricane, tornado, flood, earthquake or other natural disaster; (e) the identity of, or actions or omissions of, Parent, Merger Sub or their Affiliates, or any action taken at the written request of Parent or Merger Sub; (f) the announcement or pendency of this Agreement (including, for the avoidance of doubt, performance of obligations under this Agreement); (g) any change in the market price or trading volume of the Company Common Stock (it being understood that the exception in this clause (g) shall not preclude any party from asserting that the facts giving rise to such change should be taken into account in determining whether there has been a Company Material Adverse Effect); (h) any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (h) shall not preclude any party from asserting that the facts giving rise to such failure should be taken into account in determining whether there has been a Company Material

Adverse Effect); (i) changes in GAAP after the date of this Agreement; (j) changes in any Laws or regulations applicable to the Company and the Company Subsidiaries or applicable accounting regulations or interpretations thereof; and (k) any legal proceedings commenced by or involving any current or former stockholders of the Company (on their own behalf or on behalf of the Company) arising out of or related to this Agreement or the transactions contemplated thereby (it being understood and agreed that the exception in this clause (k) shall not preclude any party from asserting that the facts giving rise to such proceedings should be taken into account in determining whether there has been a Company Material Adverse Effect); provided, however, that any change, event, development, circumstance, occurrence or effect referred to in clauses (a), (b), (c), (d), (i) or (j) will, unless otherwise excluded, be taken into account for purposes of determining whether or not a Company Material Adverse Effect has occurred if and to the extent that such change, event, development, circumstance, occurrence or effect disproportionately and adversely affects the Company and the Company Subsidiaries taken as a whole, as compared to other similarly situated Persons operating in the industries in which the Company and the Company Subsidiaries operate.

“Company Options” means any options to purchase shares of Company Common Stock outstanding under the Company Stock Plans.

“Company Representatives” means any of the respective affiliates, directors, officers, employees, accountants, consultants, legal counsel, advisors, investment bankers and agents and other representatives of the Company and any of the Company Subsidiaries.

“Company RSU Award” means any award of restricted stock units outstanding under the Company Stock Plans.

“Company Stock Plans” means the Company 2001 Supplemental Stock Incentive Plan, as amended and restated, and the Company 2010 Incentive Compensation Plan, as amended and restated.

“Company Subsidiary” means each Subsidiary of the Company, other than the Excluded Subsidiaries.

“Company Telecom Permits” means all Company Permits reasonably necessary for the conduct of the business under applicable Utilities Laws.

“Continuing Employees” means all employees of the Company or any Company Subsidiary who, as of the Closing, continue their employment with the Surviving Corporation or any Subsidiary thereof.

“Contracts” means any of the written or oral agreements, contracts, leases, purchase orders, letters of credit, licenses, instruments, notes, mortgages, indentures, arrangements, obligations or commitments, to which any company is a party.

“Environmental Laws” means any federal, state, local or foreign statute, Law, ordinance, regulation, rule, code, treaty, writ, order, permit or requirement of any Governmental Entity and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, judgment, stipulation, injunction, permit, authorization, policy, opinion, or agency requirement, in each case having the force and effect of Law, relating to the pollution, protection, investigation or restoration of the environment, health and safety as affected by the environment or natural resources, including those relating to the use, handling, presence, transportation, treatment, storage, disposal, release, threatened release or discharge of Hazardous Materials or noise, odor, indoor air, employee exposure, wetlands, pollution or contamination or any injury or threat of injury to Persons or property relating to any Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Equity Interest” means any share, capital stock, partnership, member or similar interest in any entity, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Exchange” means the NASDAQ Global Market.

“Exchange Act” means Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Subsidiaries” means the StayFriends Subsidiaries, the MyPoints Subsidiary and each of their respective Subsidiaries.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Authorization” means any permit, license, certificate, approval, consent, clearance, waiver, certification, designation, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Law.

“Governmental Entity” means any:  (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or entity and any court or other tribunal); (d) multi-national organization or body; or (e) individual, entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

“Hazardous Materials” means any substance that is:  (a) listed, classified or regulated pursuant to any Environmental Law; (b) any petroleum, petroleum products, byproducts or breakdown products, radioactive materials, asbestos-containing materials, lead-containing paint or plumbing, polychlorinated biphenyls, mold or radon; and (c) any other substance which may be the subject of regulatory action by any Government Entity in connection with any Environmental Law.

“Indebtedness” of any Person means, without duplication:  (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person that are due and payable at least one hundred eighty (180) days after the purchase or acquisition of such property; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors or accrued expenses arising in the ordinary course of business consistent with past practice, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Intellectual Property” means any rights throughout the world in or to, arising out of, or associated with: (a) all United States and foreign patents (including utility models) and applications therefor, including provisional applications, and all reissues, divisions, renewals, re-examinations, extensions, continuations and continuations-in-part thereof (“Patents”); (b) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know-how, technology and technical data (“Trade Secrets”); (c) all United States and foreign copyrights, copyright registrations and applications therefor, moral rights and all other rights corresponding to the foregoing throughout the world (“Copyrights”); (d) all United States and foreign trademarks, service marks, trade names, logos, brand names and trade dress, whether registered or unregistered, and all other rights corresponding thereto throughout the world (“Trademarks”); and (e) any other intellectual property rights recognized under Applicable Law.

“Intervening Event” means an event, fact or state of facts, development or occurrence (other than any event, fact or state of facts, development or occurrence resulting from a breach of this Agreement by the Company) that was not known or reasonably foreseeable to the Company Board and becomes known to the Company Board after the date hereof and prior to the Effective Time, or the material consequences of which (based on the facts known to the Company Board as of the date of this Agreement) were not reasonably foreseeable; provided, however, that the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof shall not constitute an Intervening Event.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Knowledge” means, (a) with respect to the Company the actual knowledge of each of Jeffrey Goldstein, Edward Zinser or Mark Harrington, and (b) with respect to Parent and Merger Sub, the actual knowledge of each of Bryant Riley, Nick Capuano, Rusty Taragan or Ryan Bernath, in each case following reasonable inquiry.

“Law” means foreign or domestic law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding, including, for the avoidance of doubt, the Utilities Laws.

“Leased Real Property” means each parcel of real property leased by the Company or one of the Company Subsidiaries.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest or other lien of any kind.

“Malicious Code” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” (as such terms are commonly understood in the software industry) or any other code designed to have any of the following functions: (i) disrupting, disabling or harming the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (ii) compromising the privacy or data security of a user or damaging or destroying any data or file, in each case, without authorization and without the applicable user’s consent.

“MyPoints Subsidiary” means MyPoints.com, Inc., a Delaware corporation.

“Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Entity.

“Other Filings” means all filings made by, or required to be made by, the Company with the SEC other than the Proxy Statement.

“Parent Material Adverse Effect” means any event, circumstance, development, change affecting, or condition having an effect on, Parent, Merger Sub and the Parent Subsidiaries that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, is or would reasonably be likely to be materially adverse to Parent or to the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated hereby.

“Parent Representatives” means any of the respective affiliates, directors, officers, employees, accountants, consultants, legal counsel, advisors, investment bankers, agents and other representatives of the Parent and any of the Parent Subsidiaries.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith by (if then appropriate) appropriate proceedings, and (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens or encumbrances arising by operation of applicable Law, (c) any other Liens which do not, individually or in the aggregate interfere materially with the ordinary course of business or are incurred in the ordinary course of business consistent with past practice relating to obligations as to which there is no default on the part of Company or the validity or amount of which is being contested in good faith by appropriate proceedings and are reflected on or specifically reserved against or otherwise disclosed in the consolidated balance sheets included in the Company SEC Filings.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in or under Section 13(d) of the Exchange Act).

“Personally Identifiable Information” means any information that alone or in combination with other information held by the Company or the Company Subsidiaries can be used to specifically identify an individual Person.

“Registered Intellectual Property” means any of the following, as they exist throughout the world: (a) Patents, including applications therefor; (b) registered Trademarks, applications to register Trademarks, including intent-to-use applications; (c) registered domain names; and (d) Copyright registrations and applications to register Copyrights.

“Representatives” means a Person’s affiliates, officers, directors, employees, agents, legal counsel, accountants, advisors, investment bankers and other authorized representatives.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means any (a) computer programs and other software, including software implementations of algorithms, models, and methodologies, whether in source code, object code or other form, including libraries, subroutines and other components thereof, together with input and output formats; (b) computerized databases and other computerized compilations and collections of data or information, including all data and information included in such databases, compilations or collections (whether machine readable or otherwise); (c) command structures, report formats, templates, menus, buttons and icons; (d) descriptions, flow-charts, architectures, development tools, and other materials used to design, plan, organize and develop any of the foregoing; and (e) documentation, including development, diagnostic, support, user and training documentation related to any of the foregoing.

“StayFriends Subsidiaries” means (a) StayFriends GmbH, a German corporation, (b) Trombi Acquisition SARL, a French corporation, (c) Klassenfreunde.ch GmbH, a Swiss corporation and (d) Klassträffen Sweden AB, a Swedish corporation.

“Subsidiary” or “Subsidiaries” of Parent, the Company, the Surviving Corporation or any other Person means any corporation, partnership, joint venture or other legal entity of which Parent, the Company, the Surviving Corporation or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal made by a Third Party that would result in any Third Party or “group” (as defined in or under Section 13 of the Exchange Act) becoming the beneficial owner, directly or indirectly, of substantially all of the assets (on a consolidated basis) or 80% of the voting power of the equity securities of the Company that the Company Board has determined in good faith, after consultation with outside legal counsel and an independent financial advisor of nationally recognized reputation, taking into account all legal, financial, financing and regulatory aspects of the proposal, the identity of the Person(s) making the proposal and the likelihood of the proposal being consummated in accordance with its terms, that, if consummated, would result in a transaction that is more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement (after taking into account any revisions to the terms of the transaction contemplated by Section 5.4(d) of this Agreement).

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties and additions to tax imposed with respect thereto) imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees.

“Tax Returns” means any report, return (including information return), claim for refund, election, estimated tax filing or declaration filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Total Merger Consideration” means an amount equal to the amount required to pay the aggregate Per Share Merger Consideration in accordance with Section 2.1(a), the aggregate Option Consideration in accordance with Section 2.5 and in respect of the Company RSU Awards in accordance with Section 2.6.

“Third Party” means any Person other than the Company, Parent, Merger Sub and their respective Affiliates.

“Utilities Laws” means the Communications Act of 1934, as amended, and any similar or successor federal statute, and the rules and regulations of the Federal Communications Commission thereunder, all as the same may be in effect from time to time, and all relevant rules, regulations, and published policies of, and all laws administered by, any PUC asserting jurisdiction over the Company, any of its Subsidiaries, or their services (including, for the avoidance of doubt, any local, state and foreign regulatory bodies).

Section 8.4                        Terms Defined Elsewhere.  The following terms are defined elsewhere in this Agreement, as indicated below:

“Adverse Recommendation Change”	Section 5.4(c)

“Agreement”	Preamble

“Alternative Acquisition Agreement”	Section 5.4(c)

“Book-Entry Shares”	Section 2.1(a)

“Certificate of Merger”	Section 1.3

“Certificates”	Section 2.1(a)

“Claim”	Section 5.10(a)

“Closing”	Section 1.1

“Closing Date”	Section 1.1

“COBRA”	Section 3.10(d)

“Company”	Preamble

“Company 401(k) Plan”	Section 5.9(d)

“Company Board”	Recitals

“Company Board Recommendation”	Recitals

“Company By-laws”	Section 3.2

“Company Certificate”	Section 3.2

“Company Common Stock”	Section 2.1(a)

“Company Cure Period”	Section 7.1(g)

“Company Disclosure Schedule”	Article 3

“Company Financial Advisor”	Section 3.21

“Company Form 10-K”	Section 3.2

“Company Intellectual Property”	Section 3.15(b)

“Company Lease”	Section 3.14(b)

“Company Material Contract”	Section 3.12(a)

“Company Permits”	Section 3.6

“Company Preferred Stock”	Section 3.3(a)

“Company SEC Filings”	Section 3.7(a)

“Company Software”	Section 3.15(i)

“Company Stockholder Meeting”	Section 5.2(c)

“Company Termination Fee”	Section 7.2(b)(i)

“Company Voting Agreement”	Recitals

“Confidentiality Agreement”	Section 5.3(b)

“DGCL”	Recitals

“Dissenting Stockholders”	Section 2.1(b)

“Effective Time”	Section 1.3

“Employee”	Section 5.3(a)

“Exchange Agent”	Section 2.2(a)

“Exchange Fund”	Section 2.2(a)

“Excluded Share”	Section 2.1(b)

“Indemnification Expenses”	Section 5.10(a)

“Indemnified Parties”	Section 5.10(a)

“Insurance Policies”	Section 3.17

“Material Intellectual Property”	Section 3.15(c)

“Merger”	Recitals

“Merger Sub”	Preamble

“Multiemployer Plan”	Section 3.10(c)

“MyPoints Purchase Agreement”	Section 5.11(a)

“MyPoints Transaction”	Section 5.11(a)

“Notice of Adverse Recommendation Change”	Section 5.4(d)

“Option Consideration”	Section 2.5

“Outside Date”	Section 7.1(b)

“Parent”	Preamble

“Parent 401(k) Plan”	Section 5.9(d)

“Parent Benefit Plan”	Section 5.9(c)

“Parent Cure Period”	Section 7.1(h)

“Parent Subsidiary”	Section 4.3(a)

“Parent Voting Agreement”	Recitals

“party”	Section 8.5(h)

“Per Share Merger Consideration”	Section 2.1(a)

“Plan”	Section 3.10(a)

“Pre-Closing Period”	Section 5.1

“Proxy Date”	Section 5.2(c)

“Proxy Statement”	Section 5.2(a)

“PUC”	Section 3.5(b)

“Required Company Stockholder Approval”	Section 3.23

“Sarbanes-Oxley Act”	Section 3.7(a)

“StayFriends Purchase Agreement”	Section 5.11(b)

“StayFriends Transaction”	Section 5.11(b)

“Surviving Corporation”	Recitals

“Takeover Statute”	Section 3.4(b)

“Terminating Company Breach”	Section 7.1(g)

“Terminating Parent Breach”	Section 7.1(h)

“Voting Agreement”	Recitals

Section 8.5                        Definitional and Interpretative Provisions.

(a)                               Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation,” and (vi) the word “or” shall be disjunctive but not exclusive.

(b)                              Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c)                               The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(d)                             Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(e)                               The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.

(f)                                All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(g)                              All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(h)                              The word “party” shall, unless the context otherwise requires, be construed to mean a party to this Agreement.  Any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns.

(i)                                  Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful currency of the United States.

Section 8.6                        Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.7                        Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 8.8                        Amendment.  This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the Required Company Stockholder Approval, no amendment may be made without further stockholder approval which, by Law or in accordance with the rules of the Exchange, requires further approval by such stockholders.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 8.9                        Waiver.  At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, (b) waive any inaccuracies in the representations and warranties of the other party or parties contained herein or in any document delivered pursuant hereto, and (c) waive compliance by the other party or parties with any of the agreements or conditions contained herein; provided, however, that after the Required Company Stockholder Approval, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof which, by Law or in accordance with the rules of the Exchange, requires further approval by such stockholders.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 8.10                Assignment.  This Agreement shall not be assigned by any party by operation of law or otherwise without the prior written consent of the other parties; provided, however, that Parent may designate, by written notice to the Company, another wholly-owned direct or indirect subsidiary to be a Party in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided that any such designation shall not materially impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the stockholders of the Company under this Agreement.  Any purported assignment in violation of this Agreement is void ab initio.

Section 8.11                Entire Understanding; No Third-Party Beneficiaries.  This Agreement (together with the Exhibits and Company Disclosure Schedule and the other documents delivered pursuant hereto) together with the Ancillary Agreements and the Confidentiality Agreement contain all of the terms, conditions and representations and warranties agreed to by the parties relating to the subject matter of this Agreement and constitute the entire agreement and understanding of the parties with respect to the matters herein and therein and supersede all prior agreements and understandings on such matters.  The parties have voluntarily agreed to define their rights, liabilities and obligations respecting the Merger and the other transactions contemplated hereby exclusively in contract pursuant to the express terms and provisions of this Agreement; and the parties hereto expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement.  Furthermore, the parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations.  Except in the case of fraud, each party agrees that (i) the sole and exclusive remedies for any breach of the terms and provisions of this Agreement (including any representations and warranties set forth herein, made in connection herewith or as an inducement to enter into this Agreement) or any claim or cause of action otherwise arising out of or related to the Merger or the other transactions contemplated hereby shall be those remedies available at law or in equity for breach of contract only; and (ii) the parties hereby agree that neither party shall have any remedies or cause of action (whether in contract or in tort) for any statements, communications, disclosures, failures to disclose, representations or warranties not set forth in this Agreement.  The provisions of this Agreement are binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns, except as provided in Section 5.10 (which will be to the benefit of the Persons referred to in such Section).

Section 8.12                Mutual Drafting.  Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

Section 8.13                Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a)                               This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles.

(b)                              Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware State court, or Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, solely in any Action arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action shall be heard and determined in such Delaware State court or, to the extent permitted by Law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in any such Delaware State or Federal court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in any such Delaware State or Federal court.  Each of the parties hereto agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.2.  Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c)                               EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8.13(c).

Section 8.14                Fees and Expenses.  Subject to Section 7.2(a) of this Agreement, all expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same.

Section 8.15                Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 8.16                Specific Performance.  The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 8.16 in the Delaware Court of Chancery or any state or federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity.  Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (a) either Party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity.  Each Party further agrees that no Party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.16, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Parent:

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

Merger Sub:

UNIFY MERGER SUB, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

Company:

UNITED ONLINE, INC.

By:	/s/ Jeffrey Goldstein
Name:	Jeffrey Goldstein
Title:	Interim Chief Executive Officer

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